Filed Pursuant to Rule 424(b)(5)
Registration No. 333-172521

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 12, 2011)

7,586,500 Shares

NARA BANCORP, INC.

Common Stock

We are offering 7,586,500 shares of our common stock in this offering. Our common stock is quoted on the Nasdaq Global Select Market under the symbol “NARA.” The last reported sale price for our common stock on the Nasdaq Global Select Market on October 25, 2011 was $7.50 per share.

The shares of common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

See “Risk Factors” beginning on page S-16 of this prospectus supplement for information concerning risks you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$7.25	$55,002,125
Underwriting discounts and commissions	$0.3625	$2,750,106
Proceeds to Nara Bancorp, Inc. (before expenses)	$6.8875	$52,252,019

The underwriters may also purchase up to an additional 1,137,975 shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only against payment on or about October 31, 2011.

Keefe, Bruyette & Woods	D.A. Davidson & Co.

The date of this prospectus supplement is October 25, 2011.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using its shelf registration process under which we may offer shares of common stock and other securities in one or more offerings from time to time. Both this prospectus supplement and the accompanying prospectus include important information about us and our common stock and other information you should consider carefully before investing. This prospectus supplement may add, update or change information contained in the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement or the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described in this prospectus supplement under the caption “Incorporation of Certain Documents By Reference” before investing in our common stock. To the extent there is any conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any of the documents incorporated herein by reference that are dated on or prior to the date hereof, on the other hand, the information contained in this prospectus supplement shall control.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference contain forward-looking statements that describe our future plans, pending merger with Center Financial Corporation, strategies, expectations, estimates, judgments and beliefs. All forward-looking statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control. Our actual results, performance or achievements may differ materially from the results, performance or achievements contemplated by the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate solely to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Forward-looking statements speak only as of the date they are made. Important factors that could cause actual results to differ materially from our expectations are disclosed under the captions “Risk Factors” beginning on page S-16 of this prospectus supplement and “Risks and Uncertainties Relating to Forward-Looking Statements” on page 2 of the accompanying prospectus and in “Item 1A—Risk Factors” beginning on page 19 of our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2010, which is incorporated herein by reference. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction in which such an offer or sale would not be permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated herein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. This summary is qualified by the more detailed information and financial statements and notes appearing elsewhere in, or incorporated by reference in, this prospectus supplement or the accompanying prospectus. You should carefully read this entire prospectus supplement and the accompanying prospectus before making an investment decision. As used in this prospectus supplement and the accompanying prospectus, “we,” “us,” “our,” “Nara Bancorp” or the “Company” refers to Nara Bancorp, Inc. and its subsidiaries on a consolidated basis and “Nara Bank” or the “Bank” refers to our banking subsidiary.

Company Overview

We are the holding company for Nara Bank, a California-chartered member bank of the Federal Reserve System headquartered in Los Angeles, California, which has the largest Korean population and business community in the United States. We offer a full range of commercial banking and, to a lesser extent, consumer financial services through our network of 23 banking offices, including 14 offices in Southern California, two offices in Northern California and seven offices in the New York metropolitan area and Northern New Jersey. We also have a loan production office in Dallas, Texas that, in the current market, is primarily engaged in servicing loans previously made through the office.

We are among the largest domestic banks serving the Korean-American business communities in the United States. At June 30, 2011, we had total assets of $2.97 billion, net loans receivable and loans held for sale of $2.17 billion, total deposits of $2.23 billion and stockholders’ equity of $373 million.

Our principal executive offices are located at 3731 Wilshire Boulevard, Suite 1000, Los Angeles, California 90010, and our telephone number at that address is (213) 639-1700. Our website address is http://www.narabank.com. The information on our website is not a part of this prospectus supplement or the accompanying prospectus and is not incorporated herein or therein by reference.

Proposed Combination with Center Financial Corporation

On December 9, 2010, we entered into an Agreement and Plan of Merger providing for a “merger of equals” transaction in which Center Financial Corporation, or Center Financial, will merge with and into Nara Bancorp. Center Financial is the holding company for Center Bank, a California-chartered commercial bank serving primarily Korean-American business banking customers in Southern California and also in Northern California, Chicago, Illinois and Seattle, Washington. At June 30, 2011, Center Financial had consolidated assets of $2.30 billion, net loans receivable and loans held for sale of $1.51 billion, deposits of $1.80 billion and shareholders’ equity of $285 million.

If the merger is completed, each Center Financial shareholder will receive 0.7804 of a share of our common stock for each share of Center Financial common stock owned by such shareholder, subject to adjustment in certain limited circumstances. Based on the number of shares of Center Financial common stock outstanding at June 30, 2011, this would result in approximately 31.1 million Nara Bancorp shares being exchanged for approximately 39.9 million outstanding Center Financial shares.

The merger was approved by the stockholders of both companies on September 21, 2011. The consummation of the merger is subject to receipt of required regulatory approvals and certain other closing conditions. On September 30, 2011, we filed a Current Report on Form 8-K with the SEC containing historical financial statements of Center Financial and unaudited pro forma combined condensed consolidated financial data giving effect to the merger as if the merger had taken place as of June 30, 2011. The Form 8-K is incorporated by reference in this prospectus supplement.

Our Business

Our primary business strategy is to provide relationship banking services to small and medium-sized businesses and their owners in the Korean-American communities and other ethnic communities in our markets. We provide commercial real estate loans, commercial business loans not primarily secured by real estate, loans guaranteed by the Small Business Administration, or SBA, and international trade finance services. We also provide deposit products and services, including cash management services such as remote deposit capture, lockboxes, Automated Clearinghouse transactions and online services.

It is our general policy to limit commercial real estate loans to 70% of the appraised value of the property at the date of origination for loans not guaranteed by the SBA. Approximately 43% of our commercial real estate loans at June 30, 2011 were owner-occupied, meaning that the borrower owns the business located on the real property securing the loan. The average principal balance of our individual commercial real estate loans that are not guaranteed by the SBA was $1.1 million at June 30, 2011.

In addition to our substantial California branch network, we also serve Korean-American business communities in the New York metropolitan area, which has the second largest Korean population in the United States after Los Angeles. We entered this market through the purchase of a banking office in New York in 1998 and have since expanded our operations in New York and into Northern New Jersey through subsequent acquisitions and internal growth to become the second largest Korean-American bank in the New York/New Jersey area as measured by deposits. Our East Coast operations had $616.7 million in deposits at June 30, 2011, comprising 28% of our total deposits at that date.

Our pending merger with Center Financial will greatly expand our operations in California and will also extend our national footprint to the Chicago and Seattle markets in which Center Financial has existing operations. Upon completion of the merger, we will be the largest Korean-American bank as measured by both total assets and deposits and will continue to have regulatory capital exceeding the levels required to satisfy the regulatory definition of “well capitalized.” We believe that the greater size and strong capital base of the combined company will enhance our ability to expand our business further through organic growth and better position us for acquisitions in the Korean-American banking field nationwide.

To support our relationship banking strategy and related focus on customer service, we have made significant investments in our people and banking infrastructure and plan to continue doing so. Upon the completion of our merger with Center Financial, experienced senior executives, managers and staff of Center Financial will join our company. In addition, our board of directors, currently consisting of seven members, will be enhanced with the addition of the seven current members of Center Financial’s board of directors.

The merger with Center Financial will also present significant opportunities for cost savings through consolidation of our respective administrative functions and certain of our California branch offices, possible opportunities for restructuring the balance sheet of the combined company and greater resources for the development of new products and services for our customers. We estimate that we will realize annual cost savings of approximately $11 million, phased in over the two-year period following the completion of the merger, including approximately $6.4 million in savings related to reductions in the number and amount of employees and leased premises, sale or other disposition of furniture and equipment, and integration of information systems. As part of the restructuring, we may consider repaying certain borrowings that have relatively higher costs than current market rates, which could result in charges in the near term but improve the longer term results of operations of the combined company.

Our business strategies and those of Center Financial are similar in many respects. We believe this will facilitate the process of integrating our respective operations. The merger will also provide opportunities for the expansion of our historic businesses. These opportunities will include both greater visibility in our existing markets from increased size of the combined bank and expanded regulatory lending limits. In addition, Center Bank has historically benefited from more substantial SBA lending and trade finance programs than Nara Bank. The combined bank will be able to offer these services in markets, such as those served by our East Coast branches, in which Center Bank does not currently compete.

Recent Developments

Nara

On October 24, 2011, we announced our results of operations for the three months ended September 30, 2011. We reported net income available to common stockholders of $8.7 million, or $0.23 per diluted common share, for the third quarter of 2011, compared to net income available to common stockholders of $4.0 million, or $0.11 per diluted common share, for the third quarter of 2010 and net income available to common stockholders of $5.2 million, or $0.14 per diluted common share, for the second quarter of 2011.

	Three Months Ended
	September 30, 2011	September 30, 2010	June 30, 2011
	(Dollars in thousands) (Unaudited)
Net income (loss)	$9,815	$5,100	$6,318
Net income (loss) available to common stockholders	$8,738	$4,027	$5,243
Diluted earnings (loss) per share of common stock	$0.23	$0.11	$0.14
Net interest income	$31,053	$27,610	$29,331
Net interest margin	4.29%	3.85%	4.16%
Noninterest income	$4,258	$7,339	$7,684
Noninterest expense	$16,817	$15,693	$16,886
Net loans receivable (end of period)	$2,208,119	$2,098,164	$2,142,750
Deposits (end of period)	$2,267,196	$2,202,656	$2,232,180
Nonperforming loans (excluding accruing restructured loans) (end of period)(1)	$27,790	$50,521	$35,385
Nonperforming loans (including accruing restructured loans) (end of period)(1)	$51,333	$84,912	$51,172
ALLL to gross loans, excluding loans held for sale (end of period)(1)	2.66%	2.97%	2.73%
ALLL to nonperforming loans (excluding accruing restructured loans) (end of period)(1)	216%	126%	169%
ALLL to nonperforming loans (including accruing restructured loans) (end of period)(1)	117%	75%	117%
ALLL to nonperforming assets	107%	72%	107%
Provision for loan losses	$3,483	$11,100	$10,047
Net charge-offs	$3,170	$10,396	$13,691
Efficiency ratio(2)	47.63%	44.90%	45.62%

(1)	Excludes the guaranteed portion of delinquent SBA loans totaling $10.5 million, $14.3 million and $12.4 million at the end of the third quarter of 2011, third quarter of 2010 and second quarter of 2011, respectively.
(2)	Noninterest expense divided by the sum of net interest income and noninterest income.

Net income before dividends and discount accretion on preferred stock was $9.8 million for the third quarter of 2011, an increase of $3.5 million, or 55%, compared to the second quarter of 2011 and an increase of $4.7 million, or 92%, compared to the third quarter of 2010. Net interest income before provision for loan losses was $31.1 million for the third quarter of 2011, an increase of $1.7 million, or 6%, compared to the second quarter of 2011 and an increase of $3.4 million, or 12%, compared to the third quarter of 2010. The increase in net interest income was due primarily to an improvement in the net interest margin, which increased 44 basis points to 4.29% for the third quarter of 2011 from 3.85% for the third quarter of 2010.

The improvement in the net interest margin was primarily due to lower rates paid on time deposits and interest-bearing demand deposits. The cost of time deposits decreased to 1.11% for the third quarter of 2011 compared to 1.25% for the third quarter of 2010. The cost of interest-bearing demand deposits also decreased to 0.84% for the third quarter of 2011 compared to 1.11% for the third quarter of 2010.

Non-interest income was $4.3 million for the third quarter of 2011, a decrease of $3.4 million, or 45%, compared to the second quarter of 2011 and a decrease of $3.1 million, or 42%, compared to the third quarter of 2010. The decrease in non-interest income compared to the prior fiscal quarters were primarily due to decreases in the net gains on the sale of loans.

Non-interest expense was $16.8 million for the third quarter of 2011, a decrease of $0.1 million compared to the second quarter of 2011 and an increase of $1.1 million, or 7%, compared to the third quarter of 2010. The increase in non-interest expense compared to the third quarter of 2010 was primarily due to increases in salaries and benefits expense and merger-related expenses, which were partially offset by a decrease in credit-related expenses. Salaries and benefits expense increased $1.4 million, or 22%, to $7.7 million for the third quarter of 2011, compared to $6.3 million for the third quarter of 2010. The increase is due in part to an increase in the number of full-time equivalent (“FTE”) employees to 377 at September 30, 2011 compared to 364 at September 30, 2010. The year-over-year increase in FTE employees was due to increases in our staffing in our eastern region lending unit, information technology and risk management.

Total assets were $3.02 billion at September 30, 2011, compared to $2.97 billion at June 30, 2011 and $2.98 billion at September 30, 2010. Gross loans receivable increased $65.7 million to $2.27 billion at September 30, 2011 compared to $2.20 billion at June 30, 2011. New loan production was $115.3 million during the third quarter of 2011, compared to $116.1 million during the second quarter of 2011, and $97.9 million during the third quarter of 2010. Total loan pay-offs, pay-downs, amortization and other adjustments totaled $49.9 million during the third quarter of 2011, compared to $67.8 million during the second quarter of 2011 and $62.8 million during the third quarter of 2010. Total deposits were $2.27 billion at September 30, 2011, compared to $2.23 billion at June 30, 2011 and $2.20 billion at September 30, 2010. This increase was driven by $22.2 million and $16.4 million of growth in non-interest bearing demand deposits and time deposits, respectively, over the last fiscal quarter.

We recorded a provision for loan losses of $3.5 million during the third quarter of 2011 compared to $10.0 million for the second quarter of 2011 and $11.1 million for the third quarter of 2010. The decrease in the provision for loan losses for the third quarter of 2011 compared to the second quarter of 2011 reflects a decrease in net charge-offs, which decreased to $3.2 million for the third quarter of 2011 from $13.7 million for the second quarter of 2011 and $10.4 million for the third quarter of 2010, and a decline in the historical loss factors, as larger charge-off quarters are beginning to run off or be weighted less in the calculation.

Total watchlist loans, defined as “special mention” and “classified” loans, were $141.0 million at September 30, 2011, an increase of $3.9 million from June 30, 2011. Special mention loans increased $16.2 million, and classified loans decreased $12.3 million over the prior fiscal quarter. The increase in special mention loans was due primarily to four relationships, aggregating $15.7 million. The involved loans continue to perform, but were placed in the special mention category pending receipt of more current financial statements from the borrowers.

Non-performing loans, 90 days or more past due, and non-accrual loans declined to $27.8 million, or 1.23% of total loans, at September 30, 2011, compared to $35.4 million, or 1.62% of total loans, at June 30, 2011. Non-performing loans, including accruing restructured loans, were $51.3 million, or 2.27% of total loans, at September 30, 2011, compared to $51.2 million, or 2.34%, at June 30, 2011.

Non-performing assets, which includes non-performing loans and other real estate owned (“OREO”), were $56.2 million, or 1.86% of total assets, at September 30, 2011, compared to $55.6 million, or 1.87%, at June 30, 2011.

Net loan charge-offs during the third quarter of 2011 were $3.2 million, or 0.56% of average loans on an annualized basis, compared to $13.7 million, or 2.50%, during the second quarter of 2011.

The allowance for loan losses was $60.0 million, or 2.66% of gross loans receivable (excluding the guaranteed portion of delinquent SBA loans and loans held for sale), at September 30, 2011, compared to $59.7 million, or 2.73%, at June 30, 2011. The coverage ratio of the allowance for loan losses to non-performing loans (excluding accruing restructured loans) increased to 216% at September 30, 2011, compared to 169% at June 30, 2011.

Specific reserves for impaired loans were $14.6 million, or 19.30% of the aggregate impaired loan amount, at September 30, 2011, compared to $13.2 million, or 17.32%, at June 30, 2011. Excluding specific reserves for impaired loans, the allowance coverage on the remaining loan portfolio was 2.08% at September 30, 2011, compared to 2.20% at June 30, 2011. This decrease is due primarily to reduced general reserve requirements resulting from decreasing historical loss factors and slightly offset by increased total loan balances.

Our leverage ratio was 13.50% at September 30, 2011, compared to 13.32% at June 30, 2011. Our Tier 1 risk-based ratio was 16.71% at September 30, 2011, compared to 16.42% at June 30, 2011. Our total risk-based ratio was 17.98% at September 30, 2011, compared to 17.69% at June 30, 2011.

Center Financial

On September 14, 2011, Center Financial announced the termination of Center Bank’s informal memorandum of understanding with the Federal Deposit Insurance Corporation and the California Department of Financial Institutions. The MOU was put in place on December 18, 2009.

On October 24, 2011, Center Financial announced its results of operations for the third quarter of 2011. Center Financial reported net income available to common stockholders of $8.6 million, or $0.22 per diluted common share, for the third quarter of 2011, compared to net income available for common stockholders of $5.2 million, or $0.13 per diluted common share, for the third quarter of 2010 and net income available for common stockholders of $4.1 million, or $0.10 per diluted common share, for the second quarter of 2011.

	Three Months Ended
	September 30, 2011	September 30, 2010	June 30, 2011
	(Dollars in thousands) (Unaudited)
Net income (loss)	$9,393	$5,963	$4,895
Net income (loss) available to common stockholders	$8,636	$5,215	$4,141
Diluted earnings (loss) per share of common stock	$0.22	$0.13	$0.10
Net interest income	$17,202	$17,100	$16,992
Net interest margin	3.19%	3.20%	3.21%
Noninterest income	$5,970	$4,409	$5,965
Noninterest expense	$12,164	$12,392	$12,777
Net non-covered loans and loans held for sale (end of period)	$1,420,048	$1,411,774	$1,404,516
Net covered loans (end of period)	$92,581	$112,674	$101,597
Non-covered nonperforming loans (excluding accruing restructured loans) (end of period)(1)	$29,022	$40,159	$36,044
Non-covered nonperforming loans (including accruing restructured loans) (end of period)(1)	$63,230	$64,057	$55,134
ALLL to gross loans, excluding loans held for sale (end of period)(1)	3.36%	3.85%	3.55%
ALLL to non-covered nonperforming loans (excluding accruing restructured loans) (end of period)(1)	162%	136%	138%
ALLL to non-covered nonperforming loans (including accruing restructured loans) (end of period)(1)	74%	85%	90%
ALLL to non-performing assets	157%	122%	137%
Non-covered nonperforming assets to total assets (end of period)(1)	1.33%	1.97%	1.59%
Provision for loan losses	$1,200	$4,000	$5,000
Efficiency ratio(2)	52.49%	57.61%	55.66%

(1)	Excludes the guaranteed portion of delinquent SBA loans totaling $5.4 million, $3.0 million and $7.2 million at the end of the third quarter of 2011, third quarter of 2010 and second quarter of 2011, respectively.
(2)	Noninterest expense divided by the sum of net interest income and noninterest income.
(3)	Loans acquired in an FDIC-assisted acquisition that are subject to a loss sharing agreement are referred to as “covered loans.” “Non-covered loans” refers to loans not covered by an FDIC loss sharing agreement.

Center Financial’s net interest income before provision for loan losses for the 2011 third quarter rose to $17.2 million from $17.0 million in the preceding second quarter and $17.1 million in the prior-year third quarter.

The average yield on loans of 5.40% for the 2011 third quarter reflects continuing pressures from the prolonged low interest rate environment. This compares with 5.54% in the preceding second quarter and 5.85% in the 2010 third quarter. The average cost of interest-bearing deposits continued to improve, decreasing to 1.16% for the 2011 third quarter from 1.27% for the 2011 second quarter and from 1.44% for the 2010 third quarter. Total cost of deposits improved to 0.86% for the 2011 third quarter, compared with 0.96% for the 2011 second quarter and 1.13% for the prior-year third quarter. Center Financial’s net interest margin for the 2011 third quarter remained relatively stable at 3.19%, compared with 3.21% in the preceding second quarter and 3.20% in the prior-year third quarter.

Center Financial’s noninterest income was also steady at $6.0 million for the 2011 third quarter, compared with $6.0 million in the preceding second quarter. These periods include gains on sale of loans from its SBA portfolio of $1.9 million and $1.8 million, respectively, and reflect Center Financial’s practice of selling approximately $20 million of SBA loans on a quarterly basis, which practice began in the 2010 fourth quarter. In the 2010 third quarter, noninterest income totaled $4.4 million and included a gain on sale of loans of $257,000.

Total noninterest expense for the 2011 third quarter declined to $12.2 million, compared with $12.8 million in the preceding second quarter and $12.4 million in the prior-year third quarter. Center Financial’s efficiency ratio for the 2011 third quarter improved to 52.49% from 55.66% in the preceding second quarter and 57.61% in the 2010 third quarter.

An income tax provision of $415,000 for the 2011 third quarter reflects a reduction in Center Financial’s deferred tax asset valuation allowance by approximately $3.4 million from the June 30, 2011 balance. The income tax provision for the preceding second quarter was $285,000, and Center Financial posted an income tax benefit for the 2010 third quarter of $846,000.

Total assets at September 30, 2011 amounted to $2.26 billion, compared with $2.27 billion at June 30, 2011 and December 31, 2010. Non-covered loans at September 30, 2011 rose moderately to $1.47 billion from $1.46 billion at June 30, 2011, but were down when compared with $1.53 billion at December 31, 2010. Covered loans at September 30, 2011 declined to $93.6 million from $102.6 million at June 30, 2011 and $117.3 million at December 31, 2010. Total deposits at September 30, 2011 rose moderately to $1.80 billion from $1.79 billion at June 30, 2011 and from $1.77 billion at December 31, 2010. Center Financial’s loan-to-deposit ratio equaled 84.2% at September 30, 2011, compared with 84.1% at June 30, 2011 and 89.9% at December 31, 2010.

At September 30, 2011, total non-covered nonperforming assets net of SBA guarantees declined to $30.0 million from $36.2 million at June 30, 2011 and $44.7 million at September 30, 2010. As a percentage of gross non-covered loans and OREO, total non-covered nonperforming assets net of SBA guarantees was 2.04% at September 30, 2011, compared with 2.49% at June 30, 2011 and 3.04% at September 30, 2010. As of September 30, 2011, Center Financial’s non-covered OREO portfolio had a carrying value of $947,000, compared with carrying values of $133,000 at June 30, 2011 and $4.5 million at September 30, 2010.

Non-covered nonperforming loans net of SBA guarantees declined to $29.0 million at September 30, 2011 from $36.0 million at June 30, 2011, as outflows of $10.8 million exceeded new inflows into nonperforming status of $3.7 million. Commercial real estate and commercial and industrial loans accounted for the bulk of new nonaccruals, representing 78% and 18%, respectively. During the 2011 third quarter, Center Financial initiated a relatively small bulk sale that included 11 loans aggregating $5.0 million and concluded the transaction in October 2011. Including this $5.0 million, a total loan balance of $10.2 million was transferred to loans held for sale during the 2011 third quarter. At the close of the 2010 third quarter, non-covered nonperforming loans net of SBA guarantees totaled $40.2 million.

Performing troubled debt restructurings (“TDRs”) that are not accounted for in non-covered nonaccrual or delinquent loans increased to $34.2 million at September 30, 2011 from $19.1 million at June 30, 2011 and $23.9 million at September 30, 2010. The increase in performing TDRs from the preceding quarter includes a concession of interest rates related to one large credit with a balance of $7.2 million.

Non-covered loan net charge-offs during the 2011 third quarter fell to $3.7 million, compared with $6.4 million in the preceding 2011 second quarter and from $8.0 million in the year-ago third quarter.

Largely reflecting the steady and continuing asset quality improvements and a considerable reduction in net loan charge-off levels, Center Financial recorded a provision for loan losses of $1.2 million in the 2011 third quarter. This compares with a provision for loan losses of $5.0 million in the preceding second quarter and $4.0 million in the prior year third quarter.

At September 30, 2011, Center Financial’s allowance for loan losses for non-covered loans totaled $47.1 million, compared to $49.6 million at June 30, 2011 and $54.5 million at September 30, 2010. As a percentage of gross non-covered loans, the allowance for loan losses equaled 3.21% at September 30, 2011, 3.41% at June 30, 2011, and 3.71% at September 30, 2010.

With its seventh consecutive profitable quarter of operations, Center Financial’s capital position has been further strengthened and continued to be in excess of both minimum guidelines for “well-capitalized” institutions and regulatory requirements. At September 30, 2011, the total risk-based capital ratio was 21.10%, tier 1 risk-based capital ratio was 19.83% and tier 1 leverage ratio was 13.51%, all reflecting increases from the levels at June 30, 2011 and December 31, 2010.

Selected Loan and Deposit Information

	Nara		Center Financial
	At September 30, 2011		At September 30, 2011
	Balance	% Total	Balance	% Total
	(Dollars in thousands) (Unaudited)
Loans:
Residential real estate	$2,073	0.1%	$—	0.0%
Commercial and Industrial real estate	1,555,351	68.5%	889,711	63.4%
Construction	41,292	1.8%	9,407	0.7%

Total real estate loans	$1,598,716	70.4%	$899,118	64.1%

Commercial business	481,363	21.2%	281,711	20.1%
Trade finance	86,659	3.8%	63,860	4.6%
SBA(1)	91,875	4.1%	50,574	3.6%
Consumer and other	12,222	0.5%	107,562	7.6%

Total loans outstanding	$2,270,835	100.0%	$1,402,825	100.0%
Covered loans	—		92,581
Net deferred fees	(2,707)		454

Gross loans receivable (excluding loans held for sale)	$2,268,128		$1,495,860

(1)	SBA loans include CRE and C&I secured SBA loans.

	Nara		Center Financial
	At September 30, 2011		At September 30, 2011
	Balance	% Total	Balance	% Total
	(Dollars in thousands) (Unaudited)
Deposits:
Non-interest demand	$454,842	20.1%	$499,556	27.8%
Money market and other	711,748	31.4%	503,251	28.0%
Savings	123,413	5.4%	89,579	5.0%
CDs<$100k	553,149	24.4%	307,011	17.1%
CDs≥$100k	424,044	18.7%	397,507	22.1%

Total Deposits	$2,267,196	100.0%	$1,176,904	100.0%

THE OFFERING

Common stock offered	7,586,500 shares

Common stock outstanding after this offering(1)	45,681,760 shares

Public offering price per share	$7.25

Use of proceeds	We intend to use the net proceeds of the offering for general corporate purposes. These purposes include increasing our capital to support our pending merger with Center Financial. See “Use of Proceeds” on page S-21 of this prospectus supplement.

Dividends	In March 2009, we suspended our prior policy of paying quarterly cash dividends to preserve capital and to provide us with increased flexibility to invest in our business. We have also been subject to special regulatory limitations on the payment of dividends under resolutions adopted by the boards of directors of Nara Bancorp and Nara Bank after consultation with the California Department of Financial Institutions and the Federal Reserve Bank of San Francisco. When the special regulatory limitations have been terminated, our board of directors intends to consider reinstating payment of regular cash dividends on our common stock if economic conditions warrant it and subject to other business and strategic considerations. There can be no assurance when or if we will reinstate payment of regular cash dividends. See “Price Range of and Dividends on Our Common Stock” in this prospectus supplement and “Description of Common Stock—Dividends” in the accompanying prospectus for a description of statutory, regulatory and other limitations on the payment of dividends on our common stock.

Risk factors	Investment in our common stock involves risks. Before investing, you should carefully consider all of the information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus, including the descriptions of risks set forth under the captions “Risk Factors” beginning on page S-16 of this prospectus supplement and “Item 1A Risk Factors” beginning on page 19 of our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2010 that is incorporated herein by reference.

Nasdaq Global Select Market symbol	NARA

(1)

The number of shares outstanding after the offering is based on 38,095,260 shares of common stock outstanding as of September 30, 2011, which does not include 521,266 shares of common stock reserved for potential issuance upon exercise of the warrant we issued to the U.S. Treasury Department pursuant to its TARP Capital Purchase Program at an exercise price of $9.64 per share and 401,250 shares of common stock subject to outstanding employee stock options at an average exercise price of $11.13 per share and restricted units, including 1,000 performance units representing 633 shares of common stock issued after

September 30, 2011. It also does not include any shares issuable upon exercise of the underwriters’ over-allotment option or any of the approximately 32 million shares that will become issuable or reserved for possible future issuance pursuant to our proposed merger with Center Financial. We expect to issue approximately 31.1 million shares of common stock in the merger. Shares that will be reserved for possible future issuance pursuant to the merger will include 337,437 shares of Nara common stock that will become subject to a common stock purchase warrant originally issued by Center Financial to the U.S. Treasury Department pursuant to its TARP Capital Assistance Program at an expected exercise price of $12.22 per share and approximately 449,629 shares that will be reserved for possible future issuance pursuant to outstanding Center Financial employee stock options that we will assume in the merger at an average exercise price of approximately $16.14 per share.

SELECTED HISTORICAL FINANCIAL DATA

The following selected financial data as of and for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 are derived from audited consolidated financial statements of Nara Bancorp. The financial data as of and for the six months ended June 30, 2011 and 2010 are derived from unaudited financial statements of Nara Bancorp. The unaudited financial statements include all adjustments, consisting solely of normal recurring accruals, which we consider necessary for a fair presentation of the financial results of operations for such periods. The operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2011. The financial data below should be read in conjunction with the financial statements and notes thereto incorporated by reference in this prospectus supplement.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except share and per share data)
	(Unaudited)
Income Statement Data:
Interest income	$74,488	$75,254	$150,436	$158,045	$166,928	$175,773	$155,831
Interest expense	16,274	23,203	42,052	65,699	70,707	78,568	61,216

Net interest income	58,214	52,051	108,384	92,346	96,221	97,205	94,615
Provision for loan losses	15,309	67,730	84,630	61,023	48,825	7,530	3,754

Net interest income after provision for loan losses	42,905	(15,679)	23,754	31,323	47,396	89,675	90,861
Noninterest income	12,194	12,844	24,481	18,468	13,993	22,573	19,269
Noninterest expense	33,581	30,151	63,374	61,713	57,009	56,450	53,927

Income (loss) before income tax provision	21,518	(32,986)	(15,139)	(11,922)	4,380	55,798	56,203
Income tax provision (benefit)	8,454	(14,577)	(7,900)	(6,199)	1,625	22,599	22,397

Net income (loss)	$13,064	$(18,409)	$(7,239)	$(5,723)	$2,755	$33,199	$33,806

Dividends on preferred stock and discount accretion	(2,150)	(2,144)	(4,291)	(4,276)	(474)	—	—
Net income (loss) available to common stockholders	$10,914	$(20,553)	$(11,530)	$(9,999)	$2,281	$33,199	$33,806

Per Common Share Data:
Earnings (losses)—basic	$0.29	$(0.54)	$(0.30)	$(0.35)	$0.09	$1.27	$1.31
Earnings (losses)—diluted	0.29	(0.54)	(0.30)	(0.35)	0.09	1.25	1.28
Book value (at period end, excluding preferred stock and warrants)	8.02	7.52	7.69	7.99	8.49	8.48	7.15
Cash dividends declared per share of common stock	—	—	—	—	0.11	0.11	0.11
Number of shares of common stock outstanding (at period end)	38,097,327	37,956,527	37,983,027	37,824,007	26,246,560	26,193,560	26,107,560
Balance Sheet Data (At Period End):
Assets	$2,967,288	$2,901,065	$2,963,296	$3,227,957	$2,672,054	$2,423,410	$2,046,985
Securities available for sale and held to maturity	472,420	426,158	528,262	782,690	406,586	258,773	163,851
Gross loans, net of unearned loan fees* (excluding loans held for sale)	2,190,039	2,110,873	2,134,061	2,208,943	2,098,443	2,008,729	1,714,865
Deposits	2,232,180	2,130,389	2,176,114	2,434,190	1,938,603	1,833,346	1,712,235
Federal Home Loan Bank borrowings	300,000	350,000	350,000	350,000	350,000	297,000	76,000
Subordinated debentures	39,268	39,268	39,268	39,268	39,268	39,268	39,268
Stockholders’ equity	372,539	351,629	358,563	367,975	289,953	222,180	186,627
Average Balance Sheet Data:
Assets	$2,934,546	$3,037,248	$3,007,294	$3,038,969	$2,544,667	$2,216,514	$1,934,913
Securities available for sale and held to maturity	513,751	560,394	516,460	619,594	298,886	199,293	185,587
Gross loans, including loans held for sale*	2,179,150	2,188,942	2,173,840	2,124,615	2,089,803	1,879,457	1,593,453
Deposits	2,175,746	2,241,077	2,213,940	2,291,346	1,855,629	1,772,230	1,645,527
Stockholders’ equity	366,343	369,686	364,159	304,770	238,800	204,863	166,206

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except share and per share data)
	(Unaudited)
Selected Performance Ratios:
Return on average assets(1)	0.89%	-1.21%	-0.24%	-0.19%	0.11%	1.50%	1.75%
Return on average stockholders’ equity(2)	7.13%	-9.96%	-1.99%	-1.88%	1.15%	16.21%	20.34%
Average stockholders’ equity to average assets	12.48%	12.17%	12.11%	10.03%	9.38%	9.24%	8.59%
Dividend payout ratio(3)	0.00%	0.00%	0.00%	0.00%	122.22%	8.66%	8.40%
Net interest spread(4)*	3.77%	3.16%	3.34%	2.64%	3.22%	3.41%	3.96%
Net interest margin(5)*	4.15%	3.60%	3.75%	3.15%	3.96%	4.60%	5.14%
Yield on interest-earning assets(6)*	5.31%	5.20%	5.21%	5.39%	6.87%	8.32%	8.47%
Cost of interest-bearing liabilities(7)	1.54%	2.04%	1.86%	2.75%	3.65%	4.91%	4.51%
Efficiency ratio(8)	47.69%	46.46%	47.70%	55.69%	51.73%	47.13%	47.35%
Regulatory Capital Ratios (At Period End):
Bancorp: Leverage	13.32%	12.69%	12.61%	12.36%	12.61%	10.77%	11.19%
Tier 1 risk-based	16.42%	16.01%	16.42%	16.73%	14.32%	11.84%	12.17%
Total risk-based	17.69%	17.28%	17.69%	17.99%	15.58%	12.78%	13.22%
Bank: Leverage	13.01%	12.18%	12.27%	11.77%	12.43%	10.36%	10.55%
Tier I risk-based	16.06%	15.38%	16.00%	16.02%	14.10%	11.41%	11.49%
Total risk-based	17.33%	16.66%	17.27%	17.29%	15.34%	12.34%	12.54%
Asset Quality Data (At Period End):
Nonaccrual loans*	$35,385	$46,174	$43,803	$51,674	$37,580	$16,592	$3,271
Loans 90 days or more past due and still accruing	—	1,845	—	—	—	—	—

Nonperforming loans	35,385	48,019	43,803	51,674	37,580	16,592	3,271
Other real estate owned	4,404	4,709	1,581	2,044	2,969	—	—
Restructured loans (accruing)	15,787	33,950	35,103	64,341	3,256	765	298

Total nonperforming assets	$55,576	$86,678	$80,487	$118,059	$43,805	$17,357	$3,569

Asset Quality Ratios (At Period End):*
Nonperforming loans (excluding accruing restructured loans) to gross loans	1.62%	2.27%	2.05%	2.34%	1.79%	0.83%	0.19%
Nonperforming loans (including accruing restructured loans) to gross loans	2.34%	3.88%	3.70%	5.25%	1.95%	0.86%	0.21%
Nonperforming assets to total assets	1.87%	2.99%	2.72%	3.66%	1.64%	0.72%	0.17%
Nonperforming assets to gross loans and OREO	2.53%	4.10%	3.77%	5.34%	2.08%	0.86%	0.21%
ALLL to gross loans	2.73%	2.98%	2.92%	2.69%	2.07%	1.00%	1.11%
ALLL to nonperforming loans (excluding accruing restructured loans)	168.70%	131.17%	142.27%	115.00%	115.54%	120.75%	584.29%
ALLL to nonperforming loans (including accruing restructured loans)	116.66%	76.84%	78.98%	51.22%	106.33%	115.43%	535.50%
ALLL to nonperforming assets	107.41%	72.67%	77.43%	50.33%	99.12%	115.43%	535.50%
Net charge-offs to average gross loans**	1.65%	5.86%	3.76%	2.12%	1.22%	0.35%	0.14%

*	Excludes the guaranteed portion of delinquent SBA loans totaling $12.4 million and $15.8 million for the six-month periods ended June 30, 2011 and June 30, 2010, respectively, and $13.7 million, $12.5 million, $20.9 million, $4.5 million and $2.4 million for the years ended December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007 and December 31, 2006, respectively.
**	Annualized
(1)	Net income divided by average assets
(2)	Net income divided by average stockholders’ equity
(3)	Dividends per share divided by earnings per share
(4)	Difference between average yield on interest-earning assets and average rate paid on interest-bearing liabilities
(5)	Net interest income expressed as a percentage of average total interest-earning assets
(6)	Interest income divided by average interest-earning assets
(7)	Interest expense divided by average interest-bearing liabilities
(8)	Noninterest expense divided by the sum of net interest income plus noninterest income

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below and the risks described under the caption “Item 1A—Risk Factors” in our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2010, as well as the additional information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations and the market price of our common stock could be materially adversely affected by any of these risks.

Risks Relating to Our Business, Supplementing the “Risk Factors” Described in Our 2010 Annual Report on Form 10-K

Economic conditions in California, New York or other markets in which we operate may adversely affect our loan portfolio and reduce the demand for our services. We focus our business primarily in Korean-American communities in California, the greater New York City metropolitan area and New Jersey. Upon completion of the Center Financial merger, we will also have banking operations in Chicago and Seattle. Adverse economic conditions in our market areas have had a material adverse impact on the quality of our business. A continued economic slowdown in California, New York or other markets in which we operate may have any or all of the following consequences, any of which may reduce our net income and adversely affect our financial condition:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	the level and duration of deposits may decline;

•	demand for our products and services may decline; and

•	collateral for loans may decline in value below the principal amount owed by the borrower.

We have a high level of loans secured by real estate collateral. A further downturn in the real estate market may seriously impair our loan portfolio. At June 30, 2011, approximately 73% of our loan portfolio consisted of loans secured by various types of real estate. There has been a general slowdown in the economy and declines in value in the commercial real estate markets in Southern California, New York and New Jersey, along with high levels of unemployment. Continued deterioration in the real estate market generally and in commercial real estate values in particular, along with high levels of unemployment, may result in additional loan charge-offs and provisions for loan losses, which may have an adverse effect on our net income and capital levels.

Adverse conditions in South Korea may adversely affect our business. A substantial number of our customers have economic and cultural ties to South Korea and, as a result, we are likely to experience the effects of adverse economic and political conditions in South Korea. If economic conditions in South Korea deteriorate, we may, among other things, be exposed to economic and transfer risk, and may experience an outflow of deposits by our customers with connections to South Korea. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may adversely impact the recoverability of investments in or loans made to such entities. Adverse economic conditions in South Korea may also negatively impact asset values and the profitability and liquidity of our customers who operate in this region.

Our allowance for loan losses may not cover actual loan losses. If our actual loan losses exceed the amount we have allocated for estimated probable incurred losses, our business will be adversely affected. We attempt to limit the risk that borrowers will fail to repay loans by carefully underwriting our loans, but losses nevertheless occur in the ordinary course of lending operations. We create allowances for estimated loan losses through provisions that are recorded as reductions in income in our accounting records. We base these allowances on estimates of the following:

•	historical experience with our loans;

•	evaluation of current economic conditions and other factors;

•	reviews of the quality, mix and size of the overall loan portfolio;

•	reviews of delinquencies; and

•	the quality of the collateral underlying our loans.

If our allowance estimates are inadequate, we may incur losses, our financial condition may be materially and adversely affected and we may be required to raise additional capital to enhance our capital position. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowances. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. No assurance can be given that we will not sustain loan losses in excess of present or future levels of the allowance for loan losses.

We may experience adverse effects from acquisitions. We have acquired other banking companies and bank offices in the past and consider additional acquisitions as opportunities arise. If we do not adequately address the financial and operational risks associated with acquisitions of other companies, including in connection with our pending merger transaction with Center Financial, we may incur material unexpected costs and disruption of our business. Risks involved in acquisitions of other companies include:

•	inadequate evaluation of the asset quality of the acquired company;

•	difficulty in assimilating the operations, technology and personnel of the acquired company;

•	diversion of management’s attention from other important business activities;

•	difficulty in maintaining good relations with the loan and deposit customers of the acquired company;

•	inability to maintain uniform standards, controls, procedures and policies;

•	potentially dilutive issuances of equity securities or the incurrence of debt and contingent liabilities; and

•	amortization of expenses related to acquired intangible assets that have finite lives.

As we expand outside our California markets, we may encounter additional risks that may adversely affect us. Currently, the majority of our offices are located in California, but we also have seven banking offices in New York and New Jersey. Upon completion of the Center Financial merger, we would also have banking offices in Chicago and Seattle. Over time, we may seek to establish or acquire banking offices to serve Korean-American communities in other parts of the United States. In the course of these expansion activities, we may encounter significant risks including increased marketing and administrative expenses and operational difficulties arising from our efforts to attract business in new markets, manage operations in noncontiguous geographic markets, comply with local laws and regulations and effectively and consistently manage our non-California personnel and business. If we are unable to manage these risks, our operations may be adversely affected.

Risks Relating to this Offering

Our common stock is not insured and you could lose the value of your investment. An investment in shares of our common stock is not a deposit or other debt obligation and is not insured against loss by the Federal Deposit Insurance Corporation or any other government agency. Accordingly, you could lose some or all of the value of your investment.

The trading price of our common stock is subject to significant fluctuations and volatility. Stock markets in general, and our common stock, have experienced significant price and volume volatility. The market price of our common stock may continue to be subject to significant fluctuations due not only to changes in our business and operating results, but also to changes in investor sentiment regarding our operations or business prospects or regarding the banking industry in general. Specific factors that may affect the price of our common stock include:

•	operating results that vary from the expectations of management, securities analysts or investors;

•	developments in our businesses or in the financial sector generally;

•	regulatory changes affecting our industry generally or our individual business and operations;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or by our competitors;

•	changes in the credit and real estate markets; and

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock. We periodically evaluate opportunities to access capital markets, taking into account our financial condition, regulatory capital ratios, business strategies, anticipated asset growth and other relevant considerations. Among other considerations, we intend to redeem, at an appropriate time prior to February 15, 2014, the Series A Preferred Stock and the warrant we issued to the U.S. Treasury Department, as well as the Series B Preferred Stock and warrant we anticipate issuing to the Treasury Department in connection with our pending merger with Center Financial. In addition, it is possible that changes in regulatory capital requirements in the future could require us to change the amount or composition of our current capital, including common equity. For all of these reasons, and subject to market conditions, we may take further capital actions after the issuance of the shares offered by this prospectus supplement. Such actions may include, among other things, the issuance of additional shares of common stock in public or private transactions in order to further increase our capital levels above the current requirements for a “well-capitalized” institution established by the federal bank regulatory agencies or other regulatory capital targets.

The issuance of additional common stock or securities convertible into or exchangeable for our common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock, including purchasers of common stock in this offering. Holders of our common stock have no preemptive or other rights that would entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in dilution of the ownership interests of our stockholders. The market price of our common stock could decline as a result of sales of our common stock or securities convertible into or exchangeable for common stock made after this offering or in anticipation of such sales or issuances of our common stock in connection with the pending merger with Center Financial.

Our common stock is subordinate to our and our subsidiaries’ indebtedness and preferred stock. Shares of our common stock are equity interests in Nara Bancorp and rank junior to all current and future indebtedness of and other non-equity claims on Nara Bancorp with respect to assets available to satisfy claims, including in a liquidation of Nara Bancorp. Our common stock is also effectively subordinated to the obligations of our subsidiaries, including depositors and other creditors of Nara Bank and, upon completion of the merger with Center Financial, Center Bank. We may, and Nara Bank may also, incur additional indebtedness from time to time which would increase our aggregate level of outstanding indebtedness.

Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding at any time. Under the terms of our outstanding Series A Preferred Stock, our ability to declare or pay dividends on or repurchase our common stock or other equity or capital securities will be subject to restrictions in the event that we fail to declare and pay, or set aside for payment, full dividends on the Series A Preferred Stock. The Series B Preferred Stock we anticipate issuing to the Treasury Department in connection with our pending merger with Center Financial will have similar provisions. See “General Description of Our Capital Stock and Related Matters” in the accompanying prospectus. We are authorized to issue additional series of preferred stock without any approval on the part of the holders of our common stock. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Failure to deploy the capital raised in this offering effectively could adversely affect measures of our profitability. As stated under the caption “Use of Proceeds” in this prospectus supplement, we intend to use the net proceeds of this offering for general corporate purposes. Such uses may include, among others, investments in, or extensions of credit to, our existing or future subsidiaries, the financing of possible business acquisitions and possible repurchases of debt, preferred stock or other securities. The net proceeds from the sales of our securities will also increase our capital to support our pending merger with Center Financial. To the extent we are not able to find sufficient growth opportunities promptly, we may invest the proceeds of this offering in securities that provide lower margins than we generally earn on loans, which could adversely affect measures of our profitability, including our earnings per share, net interest margin, return on assets and return on equity.

We have suspended declaration of dividends on our common stock and our ability to declare dividends in the future is subject to limitations. In March, 2009, we announced the suspension of our prior policy of paying quarterly cash dividends in order to preserve capital and to provide us with increased flexibility to invest in our business. We have also been subject to special regulatory limitations on the payment of dividends under resolutions adopted by the boards of directors of Nara Bancorp and Nara Bank after consultation with the California Department of Financial Institutions and the Federal Reserve Bank of San Francisco. When the special regulatory limitations have been terminated, our board of directors intends to consider reinstating our prior dividend policy if economic conditions warrant it and subject to other business and strategic considerations. There can be no assurance when or if we will reinstate payment of regular cash dividends. Our ability to pay dividends at that time will be subject to statutory, regulatory and other limitations applicable to us or to the Bank. Further information regarding the payment of dividends on our common stock is set forth under the captions “Price Range of and Dividends on our Common Stock” in this prospectus supplement and “Description of Common Stock—Dividends” in the accompanying prospectus.

Our Series A Preferred Stock and the Series B Preferred Stock we anticipate issuing in our pending merger transaction may diminish the net income per share available to holders of our common stock. The accrual of dividends and the accretion of discount on our Series A Preferred Stock reduce the net income available to holders of our common stock. The Series A Preferred Stock is, and the Series B Preferred Stock will be, cumulative, which means that any dividends not declared or paid will accumulate and be payable when the payment of dividends is resumed. In addition, the dividend rate on both series of preferred stock will increase to 9% per annum if not redeemed prior to February 15, 2014. Depending on our financial condition at the time, such increase in the annual dividend rate may adversely affect our ability to declare and pay dividends on our common stock. Shares of Series A Preferred Stock and Series B Preferred Stock would also receive preferential treatment in the event of the liquidation, dissolution or winding up of the Company.

Risks Relating to the Center Financial Merger

Required regulatory approvals may not be received, may take longer to receive than expected or may impose conditions that are not anticipated or cannot be met. Before the transactions contemplated in the merger agreement may be completed, approvals must be obtained from the California Department of Financial Institutions, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. None of these approvals have been received as of the date hereof. Although Nara Bancorp and Center Financial have each reported profits in recent quarters, both companies have had significant quarterly losses within the past two years and have been subjects of informal regulatory action. This includes memoranda of understanding with bank regulatory authorities in the case of Center Financial and the adoption of board of directors resolutions at the request of bank regulatory authorities in the case of Nara Bancorp, directed toward taking actions to reduce nonperforming assets, resolving perceived weaknesses in lending and specified other banking operations and, in Center Financial’s case, attaining and maintaining specified, higher than normal, regulatory capital ratios. To obtain regulatory approval of the Center Financial merger, we must provide information to the regulatory authorities demonstrating to their satisfaction that we have satisfactorily addressed these regulatory issues. For these or other reasons, the relevant bank regulatory authorities may impose substantive conditions on the completion of the merger or require changes to the terms of the merger agreement. Such conditions or changes may have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting the growth of the combined company, or may include requirements for changes in the business of the combined company, any of which may have a material adverse effect on the combined company following completion of the merger.

Termination of the merger agreement may negatively affect us. If the merger agreement is terminated, we may suffer adverse consequences, including:

•

our business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	the market price of our common stock may decline to the extent that the market price prior to termination reflects a market assumption that the Center Financial merger will be completed.

We may not be able to realize the anticipated benefits of the Center Financial merger, including estimated cost savings and synergies, or realization of such benefits may take longer than we currently anticipate . The realization of the benefits anticipated as a result of the Center Financial merger, including cost savings and synergies, will depend in part on the integration of Center Financial’s operations with our operations. There is no assurance that Center Financial’s operations can be integrated successfully into our operations in a timely manner. The dedication of management resources to such integration may divert attention from our day-to-day business and we may incur substantial costs in connection with the integration process or experience other material adverse effects as a result of our integration efforts. Such effects, including, but not limited to, incurring unexpected costs or delays in connection with such integration, may have a material adverse effect on our financial results.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $51.9 million from the offering after deducting the underwriting discounts and our estimated offering expenses (or approximately $59.7 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds of the offering for general corporate purposes. Such uses may include, among others, investments in, or extensions of credit to, our existing or future subsidiaries, the financing of possible business acquisitions and possible repurchases of debt, preferred stock or other securities. The net proceeds from sales of our securities will also increase our capital to support our pending merger with Center Financial. Until used for any of the foregoing purposes, we may invest the net proceeds in short-term securities, reduce our short-term indebtedness or hold the net proceeds in deposit accounts in our subsidiary bank.

CAPITALIZATION

The following table shows our consolidated capitalization (unaudited) as of June 30, 2011 on a historical basis, on an as adjusted basis to reflect the sale of 7,586,500 shares of our common stock offered by us in this offering and on a further adjusted basis to give effect also to the Center Financial merger. You should read the following table with the consolidated financial statements and notes which are incorporated by reference in this prospectus supplement.

	June 30, 2011
	Actual	As Adjusted for this Offering(2)	As Further Adjusted for the Merger(3)
	(Dollars in thousands)
	(Unaudited)
Long-term debt:
Subordinated debentures	39,268	39,268	53,771

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized
Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share, 67,000 shares issued and outstanding	67,000	67,000	67,000
Fixed Rate Cumulative Perpetual Preferred Stock, Series B, liquidation preference $1,000 per share, 55,000 shares to be issued in the merger	—	—	55,000
Preferred stock discount	(2,321)	(2,321)	(3,783)
Common stock, $0.001 par value; 100,000,000 shares* authorized; 38,097,327 shares issued and outstanding; 45,683,827 shares issued and outstanding, as adjusted for this offering; 76,832,447 shares issued and outstanding, as further adjusted for the merger	38	46	77
Common stock warrant	2,383	2,383	4,434
Additional paid-in capital	169,683	221,572	425,709
Retained earnings	131,275	131,275	121,602
Accumulated other comprehensive income, net of income tax	4,481	4,481	4,481

Total stockholders’ equity	372,539	424,436	674,520
Total Capitalization	$411,807	$463,704	$728,291

Common book value per share	$8.02	$7.82	$7.18
Tangible common equity per share(1)	$7.94	$7.76	$6.98
Equity to total assets	12.55%	14.06%	12.82%
Tangible common equity to tangible assets(1)	10.21%	11.75%	10.23%

Regulatory capital ratios:
Tier 1 leverage ratio	13.32%	15.10%	13.37%
Tier 1 capital ratio	16.42%	18.62%	17.75%
Total capital ratio	17.69%	19.89%	19.00%

*	The authorized number of common shares increased to 150,000,000 on October 17, 2011.

(1)	The following table provides a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures. Management reviews tangible common equity per share and the ratio of tangible common equity to tangible assets in evaluating capital levels and has included these measures in response to investor interest in these measures.

	June 30, 2011
	Actual	As Adjusted for this Offering	As Further Adjusted for the Merger
	(Dollars in thousands) (Unaudited)
Total stockholders’ equity	$372,539	$424,436	$674,520
Less: Preferred stock, net of discount	(64,679)	(64,679)	(118,217)
Common stock warrant	(2,383)	(2,383)	(4,434)
Goodwill and other intangible assets, net	(2,888)	(2,888)	(15,508)

Tangible common equity	302,589	354,486	536,361

Common shares outstanding as of June 30, 2011 (used for per share calculation)	38,097,327	45,683,827	76,832,447

Total assets	2,967,288	3,019,185	5,260,187
Less: Goodwill and other intangible assets, net	(2,888)	(2,888)	(15,508)

Tangible assets	2,964,400	3,016,297	5,244,679

(2)	Assumes estimated net proceeds of $51.9 million from this offering (or approximately $59.7 million if the underwriters’ over-allotment option is exercised in full).
(3)	See the Current Report on Form 8-K filed by Nara with the SEC on September 30, 2011, which is incorporated herein by reference, for further information concerning the purchase accounting adjustments shown below, which are included in the unaudited pro forma combined condensed consolidated financial statements of Nara after giving effect to the merger with Center Financial as if the merger had taken place as of June 30, 2011.

	Nara Adjusted For this Offering	Center Actual	Purchase Accounting Adjustments	As Further Adjusted For the Merger
	(Dollars in thousands)
Long-term debt:
Subordinated debentures	39,268	18,557	(4,054)	53,771

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized
Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share, 67,000 shares issued and outstanding	67,000	—	—	67,000
Fixed Rate Cumulative Perpetual Preferred Stock, Series B, liquidation preference $1,000 per share, 55,000 shares issued and outstanding	—	55,000	—	55,000
Preferred stock discount	(2,321)	(1,462)	—	(3,783)
Common stock, $0.001 par value; 100,000,000 shares authorized; and 38,097,327 shares issued and outstanding; 45,683,827 shares issued and outstanding, as adjusted for this offering; 76,832,447 shares issued and outstanding, as further adjusted for the merger	46	185,980	(185,949)	77
Common stock warrant	2,383	2,051	—	4,434

Additional paid-in capital	221,572	—	204,137	425,709
Retained earnings	131,275	40,277	(49,950)	121,602
Accumulated other comprehensive income, net of income tax	4,481	3,193	(3,193)	4,481

Total stockholders’ equity	424,436	285,039	(34,955)	674,520

Total Capitalization	$463,704			$728,291

PRICE RANGE OF AND DIVIDENDS ON OUR COMMON STOCK

Our common stock is traded on the Nasdaq Global Select Market and quoted under the symbol “NARA.” The last reported sale price for our common stock on the Nasdaq Global Select Market on October 25, 2011 was $7.50 per share. At September 30, 2011, 38,095,260 shares of our common stock were outstanding and there were 482 record holders of our common stock. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share for our common stock on the Nasdaq Global Select Market, and the cash dividends declared per share in each quarter.

	High Sales Price	Low Sales Price	Cash Dividends Declared
2009:
First quarter	$9.68	$2.07	$—
Second quarter	5.27	2.88	—
Third quarter	9.00	4.64	—
Fourth quarter	11.98	6.36	—
2010:
First quarter	$11.78	$8.33	$—
Second quarter	10.24	7.34	—
Third quarter	8.30	5.96	—
Fourth quarter	9.86	6.98	—
2011:
First quarter	$10.48	$9.18	$—
Second quarter	9.84	7.05	—
Third quarter	8.54	5.96	—
Fourth quarter (through October 25, 2011)	7.50	5.72	—

On March 18, 2009, we announced the suspension of our prior policy of paying quarterly cash dividends in order to preserve capital and to provide us with increased flexibility to invest in our business. We have also been subject to special regulatory limitations on the payment of dividends under resolutions adopted by the boards of directors of Nara Bancorp and Nara Bank after consultation with the California Department of Financial Institutions and the Federal Reserve Bank of San Francisco. When the special regulatory limitations have been terminated, our board of directors intends to consider reinstating payment of regular cash dividends on our common stock if economic conditions warrant it and subject to other business and strategic considerations. There can be no assurance when or if we will reinstate payment of regular cash dividends. Our ability to pay dividends at that time will be subject to statutory, regulatory and other limitations applicable to us or to the Bank. The limitations include provisions in each of the indentures for the separate series of subordinated debentures, aggregating $39.3 million in principal amount at December 31, 2010, that we issued to subsidiary grantor trust entities in connection with their issuances to third party investors of the trust preferred securities described in Note 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2010. Under such provisions, we are not permitted to declare or pay cash dividends on our common stock if we have exercised our right under the terms of the subordinated debentures to extend the time for payment of interest on, or if we are in default under the terms of, the subordinated debentures. In addition, we agreed in connection with the issuance of our Series A Preferred Stock to the Treasury Department pursuant to the TARP Capital Purchase Program that we would not pay cash dividends on our common stock at a quarterly rate greater than $0.0275 per share without the approval of the Treasury Department. Further information regarding limitations on the payment of dividends on our common stock is set forth under the caption “Description of Common Stock—Dividends” in the accompanying prospectus.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders (as defined below) who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation or other business entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of tax under an applicable income tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock, subject to the tax treatment described below under “Gain on Sale or Other Disposition of Common Stock.”

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder within the United States) will not be subject to withholding of U.S. federal income tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis and at regular U.S. federal income tax graduated rates. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Any portion of a distribution on shares of our common stock that is made to a non-U.S. holder and that is in excess of our current and accumulated earnings and profits may be subject to withholding of U.S. federal income tax, regardless of whether such portion is subject to U.S. federal income tax in the hands of the non-U.S. holder. A non-U.S. holder may obtain a refund of any excess withheld amounts by filing an appropriate claim for refund with the IRS.

To claim the benefits of an income tax treaty or to claim exemption from withholding because income is effectively connected with the conduct of a trade or business within the United States, a non-U.S. holder must timely provide the appropriate, properly executed IRS forms. Certification to claim income is effectively connected with the conduct of a trade or business within the United States is generally made on IRS Form W-8ECI. Certification to claim the benefits of an income tax treaty is generally made on IRS Form W-8BEN. These forms may be required to be periodically updated. A non-U.S. holder should consult its tax advisor on its eligibility, and the procedures, to claim the benefits of an income tax treaty or to claim exemption from withholding because income is effectively connected with the conduct of a trade or business within the United States.

Gain on Sale or Other Disposition of Common Stock

In general, any gain recognized by a non-U.S. holder upon the sale or other disposition of the non-U.S. holder’s shares of our common stock, and any portion of a distribution that is treated as capital gains as described above under “Distributions,” will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder within the United States);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock, such non-U.S. holder held, directly or indirectly, more than 5% of our common stock at any time during such period and such non-U.S. holder is not eligible for any income tax treaty exemption.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax on a net income basis and at regular U.S. federal income tax graduated rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. However, any such gain that is recognized by a non-U.S. holder and is effectively connected with its conduct of a trade or business within the United States (or so treated) will not be subject to withholding of U.S. federal income tax, provided that in the case of a distribution that is treated as a capital gain as described above in “Distributions,” the non-U.S. holder furnishes a properly completed IRS Form W-8ECI to us or to the person who otherwise would be required to withhold U.S. tax. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of such gain will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses. We have not been, are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. No assurances can be provided in this regard, however.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establish an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Recent Legislation Affecting Common Stock Held Through Foreign Accounts

On March 18, 2010, President Obama signed into law the Hiring Incentives to Restore Employment Act of 2010, which may result in materially different withholding and information reporting requirements than those described above. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding of tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding of tax on dividends in respect of, and gross proceeds from the sale or other disposition of, our stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution agrees, among other things, to annually report certain information with respect to “United States accounts” maintained by such institution, or (ii) the foreign non-financial entity either certifies it does not have any “substantial U.S. owners” or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertakes to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation generally applies to payments made after December 31, 2012 (subject to certain IRS guidance suggesting that collection of this withholding of U.S. tax may be suspended for payments made prior to January 1, 2014). Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of this legislation with respect to their investment in shares of our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through Keefe, Bruyette & Woods and D.A. Davidson & Co. as underwriters. We have entered into an underwriting agreement with such underwriters, dated October 25, 2011 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, the underwriters have severally agreed to purchase from us:

Name	Number of Shares
Keefe, Bruyette & Woods	3,793,250
D.A. Davidson & Co.	3,793,250

Total	7,586,500

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

In connection with this offering, the underwriters or securities dealers may distribute documents to investors electronically.

Commissions and discounts

Shares of common stock sold by the underwriter to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.2175 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase an additional 1,137,975 shares of common stock:

	No Exercise	Full Exercise
Per share	$0.3625	$0.3625

Total	$2,750,106	$3,162,622

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the underwriters, will be approximately $355,000.

Over-allotment option

We have granted the underwriters an option to buy up to 1,137,975 additional shares of our common stock, at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have thirty (30) days from the date of this prospectus supplement to exercise this option.

No sales of similar securities

We, our executive officers and directors, Center Financial’s executive officers and directors that will continue as executive officers or directors of the Company after the completion of the Center Financial merger, and participants in the directed share program described below have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriters, subject to other limited exceptions and subject to the exception that we may issue shares of common stock in the merger with Center Financial, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. Notwithstanding the foregoing, (i) one director of Nara will be permitted to transfer up to 1,000 shares of our common stock during the restricted period and (ii) one director of Center Financial will be permitted to transfer up to 46,824 shares of our common stock (which is the number of shares of our common stock into which 60,000 shares of Center Financial common stock are convertible in the merger) following the completion of the merger until the end of the restricted period. These restrictions will be in effect for a period of ninety (90) days after the date of the Underwriting Agreement. At any time and without public notice, the underwriters may, in their sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Directed share program

At our request, the underwriters have reserved up to 5% of the shares of our common stock to be sold in this offering for sale to our executive officers and directors and Center Financial’s executive officers and directors or their related persons at the public offering price. Any shares purchased under this directed share program are subject to the 90-day restricted period described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus supplement.

Indemnification and contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Nasdaq listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “NARA.”

Price stabilization and short positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Affiliations

The underwriters and their affiliates have provided and may continue to provide certain financial advisory and investment banking services for us and for Center Financial for which they receive or will receive fees. Keefe, Bruyette & Woods acted as our financial advisor and D.A. Davidson & Co. acted as Center Financial’s advisor in connection with our pending merger with Center Financial, for which they each have received fees of $250,000 to date and will receive additional fees of $1,250,000 each from the respective companies upon completion of the merger.

The underwriters and their affiliates may from time to time in the future perform services for us and engage in other transactions with us.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) the underwriters have not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that

Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

VALIDITY OF COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Juliet Stone, our Senior Vice President and Corporate Counsel. The validity of the shares offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Nara Bancorp, Inc. incorporated in this prospectus supplement and the accompanying prospectus by reference to Nara Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statement of financial condition of Center Financial and subsidiaries as of December 31, 2010 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the year then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Center Financial as of December 31, 2009 incorporated by reference in this prospectus supplement and the accompanying prospectus, have been so incorporated in reliance upon the report of Grant Thornton LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act relating to the common stock being offered by this prospectus supplement. This prospectus supplement is a part of the registration statement, but the registration statement also contains additional information and exhibits.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and current reports, proxy statements and other reports, schedules and statements with the SEC. You can read and copy the proxy statements and reports we filed with the SEC at the SEC’s Public Reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC’s toll-free telephone number at 1-800-SEC-0330 if you need further information about the operation of the SEC’s Public Reference Rooms.

Our filings with the SEC, including the registration statement of which this prospectus supplement forms a part, are also available from its Internet website at http://www.sec.gov.

The information in this prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement or the accompanying prospectus, before making an investment decision.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of our common stock by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporate by reference in this prospectus supplement the documents listed below and all documents that we file with the SEC after the date of this prospectus supplement under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, and prior to the termination of the offering, other than, in each case, any of such documents or information that are deemed to have been furnished and not filed in accordance with the rules of the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 18, 2011, and Amendment No. 1 thereto filed on April 26, 2011;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011, filed on May 5, 2011, and June 30, 2010, filed on August 8, 2011;

•	Current Reports on Form 8-K filed on April 15, 2011, May 20, 2011, July 7, 2011, September 22, 2011, September 30, 2011 and October 24, 2011 (relating to Item 8.01); and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed on April 22, 2003, including any amendment or report filed for the purpose of updating that description.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered, a copy of any or all of the information that has been or may be incorporated by reference in, but not delivered with, this prospectus supplement. You may request, and we will provide, a copy of these filings, at no cost to you, by writing or telephoning us at the address shown below. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

Nara Bancorp, Inc.

3731 Wilshire Boulevard, Suite 1000

Los Angeles, California 90010

Attention: Investor Relations

Telephone: (213) 639-1700

legal@narabank.com

Prospectus

NARA BANCORP, INC.

$200,000,000

Common Stock

Preferred Stock

Depositary Shares

Warrants

Units

Nara Bancorp may offer to sell one or more of the types of securities listed above from time to time pursuant to this prospectus and a related prospectus supplement prepared for that offering. We may offer these securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more prospectus supplements. The preferred stock and warrants may be convertible into or exercisable or exchangeable for equity or debt securities issued by us or by one or more other entities.

We may offer and sell any combination of the securities described in this prospectus and a related prospectus supplement in amounts, at prices and on terms that we determine at the time of any particular offering, to or through one or more agents, dealers or underwriters, or directly to purchasers, including through subscription rights offerings, on a continuous or delayed basis.

This prospectus provides a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you invest in any of our securities.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “NARA”.

Investing in these securities involves risks. You should carefully review the information provided under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, which information is incorporated by reference in this prospectus, and any additional description of Risk Factors that may be contained or incorporated by reference in this prospectus or in supplements to this prospectus, for a discussion of factors you should carefully consider before deciding to invest in these securities. See “Risk Factors” on page 3 of this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission, any state securities commission or any other regulatory body, nor have these organizations passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, its Deposit Insurance Fund or any other governmental agency or instrumentality.

The date of this prospectus is October 12, 2011.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which such an offer or sale would not be permitted. You should assume that the information contained in this prospectus, the documents incorporated by reference in this prospectus and any prospectus supplement are accurate only as of the dates of the respective documents. Our business, financial condition, results of operation and prospects may have changed in material respects since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement, we may sell from time to time, in one or more offerings, on a continuous or delayed basis, the securities described in this prospectus for an aggregate initial offering price of up to $200,000,000.

In this prospectus, “Nara Bancorp,” “the Company,” “we,” “us,” and “our” refer to Nara Bancorp, Inc., a Delaware corporation, unless the context otherwise requires.

This prospectus provides a general description of the securities we may offer and sell from time to time. Each time we offer to sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the securities offered and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits, and read this prospectus, the applicable prospectus supplement and the additional information described below under “Where You Can Find More Information” before making an investment decision.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. For further information regarding the SEC public reference room, you may telephone the SEC at 1-800-SEC-0330. Our filings are also available to the public without charge on the Internet through the SEC’s website at http://www.sec.gov or the Company’s website at http://www.narabank.com.

The SEC allows us to incorporate by reference in this document the information we have filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents that have been separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

We incorporate by reference in this prospectus the documents listed below and all documents that we file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than, in each case, any of such documents or information, or portions thereof, that are deemed to have been furnished and not filed in accordance with the rules of the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 18, 2011, and Amendment No. 1 thereto, filed on April 26, 2011;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011, filed on May 5, 2011, and June 30, 2011, filed on August 9, 2011;

•	Current Reports on Form 8-K filed on April 5, 2011, April 15, 2011, May 20, 2011, July 7, 2011, July 26, 2011, September 22, 2011 and September 30, 2011; and

•	The description of our common stock contained in the Registration Statement on Form 8-A filed on April 22, 2003, including any amendment or report filed for the purpose of updating that description.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been or may be incorporated by reference in the prospectus, but not delivered with the prospectus. You may request, and we will provide, a copy of these filings, at no cost to you, by writing or telephoning us at the address shown below. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

Nara Bancorp, Inc.

3731 Wilshire Boulevard, Suite 1000

Los Angeles, California 90010

Attention: Legal Department

Telephone: (213) 639-1700

legal@narabank.com

RISKS AND UNCERTAINTIES RELATING TO FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and any documents incorporated by reference may contain forward-looking statements about the Company and its subsidiaries. These statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements include statements or descriptions of our beliefs, plans, objectives, goals or expectations regarding the future financial condition and results of operations or other performance of the Company and its subsidiaries and are often preceded or followed by, or include, the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” or similar expressions. These forward-looking statements are not guarantees of future performance or conditions, nor should they be relied upon as representing management’s views as of any subsequent date. They are subject to substantial risks and uncertainties that you should carefully consider in reading this prospectus and any prospectus supplement. If any of these risks or uncertainties materialize, or if any of the assumptions underlying such forward-looking statements proves to be incorrect, the Company’s results could differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such risks and uncertainties include, but are not limited to:

•

changes in economic and political conditions, including the economic and political effects of the current economic crisis, together with related bank regulatory or legislative changes, and other major developments, including wars, military actions and terrorist attacks;

•

changes in financial market conditions, nationally or locally in areas in which we conduct our operations, or internationally in areas, such as South Korea, which affect our customers, including without limitation, changes in business formation and growth, commercial and residential real estate development, real estate prices and the level of international trade;

•	changes in interest rates, associated asset/liability repricing risks and liquidity risks, demand for loan products and deposit flows;

•	changes in investor sentiment or consumer spending or savings behavior;

•	adverse changes in the quality and composition of our loan and securities portfolios and increases in the levels of losses, customer bankruptcies, claims and assessments;

•	changes in fiscal, monetary, regulatory, trade and tax policies and laws, including policies of the U.S. Department of the Treasury (the “Treasury Department”) and the Federal Reserve Board;

•

our participation in governmental programs implemented under the Emergency Economic Stabilization Act (“EESA”) and the American Recovery and Reinvestment Act (“ARRA”), including without limitation the Treasury Department’s Capital Purchase Program under its Troubled Asset Relief Program (“TARP”), and the impact of such programs and related regulations on us and on international, national and local economic and financial markets and conditions;

•	new litigation involving us or changes in our existing litigation;

•	success or difficulty in obtaining regulatory approvals, when required;

•	increased competitive challenges and expanding product and pricing pressures among financial institutions;

•	our ability to develop new products and services, and the extent to which our new and existing products and services are accepted by the marketplace;

•	technological changes, including related costs, and our implementation of new technologies;

•	changes in accounting standards or procedures that may be required by the Financial Accounting Standards Board or regulatory agencies;

•	increased costs of deposit insurance and changes with respect to Federal Deposit Insurance Corporation insurance coverage levels;

•

credit quality deterioration or pronounced and sustained reduction in real estate values, which could cause increases in our required provisions for credit losses and reductions in our net earnings; and

•

significant changes to the current bank regulatory regime resulting from the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act, including changes affecting the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies.

In addition to the general business uncertainties described above, our proposed merger with Center Financial Corporation presents additional risks and uncertainties relating to the transaction itself and to the integration of our business with that of Center Financial, including the following:

•

required regulatory approvals may not be received, may take longer to receive than we currently expect or may impose conditions that are not anticipated, cannot be met or may have a material adverse effect on the combined company following the merger;

•	we may fail to realize the cost savings we have estimated for the merger or to integrate the business operations and managements of our two companies in an efficient manner;

•	if the closing conditions to the merger are not satisfied or the merger is not completed for any other reason, the market price of our common stock may decline.

•	Under certain circumstances, we or Center may be required to pay a termination fee of up to $10 million to the other.

RISK FACTORS

We have included discussions of cautionary factors describing risks relating to our business and investments in our securities in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus. See “Where You Can Find More Information” for an explanation of how to obtain a copy of this report. Additional risks related to our business or our securities may also be described in a prospectus supplement. Our subsequent filings with the SEC may contain amended and updated discussions of significant risks as well. Before purchasing our securities, you should carefully consider the risk factors we describe in any prospectus supplement or in any report incorporated by reference in this prospectus or such prospectus supplement. The business environment in which we operate, however, is continually changing. Although we discuss what we believe to be material risks in those risk factor descriptions, additional risks not currently known to us or that we currently deem not to be material may also impair our business.

PENDING MERGER

On December 9, 2010, we entered into an Agreement and Plan of Merger providing for the merger of Center Financial Corporation with and into Nara Bancorp. Center Financial Corporation is the holding company for Center Bank, a California chartered commercial bank serving primarily Korean-American business banking customers in Southern California and also in Northern California, Chicago, Illinois and Seattle, Washington. At June 30, 2011, Center Financial Corporation had consolidated assets of $2.3 billion, deposits of $1.8 billion and shareholders equity of $285 million.

Under the terms of the merger agreement, each Center Financial shareholder will receive 0.7804 of a share of our common stock for each share of Center Financial common stock owned by such shareholder, subject to adjustment in certain limited circumstances. Based on the number of shares of Center Financial common stock outstanding on the date of the merger agreement, this would result in approximately 31.1 million Nara Bancorp shares being exchanged for approximately 39.9 million outstanding Center Financial shares. The merger agreement provides that the Fixed Rate Cumulative Perpetual Preferred Stock, Series A that Center issued to the United States Treasury Department pursuant to the Capital Purchase Program portion of the Treasury Department’s Troubled Asset Relief Program, or TARP, will be converted into a new class of Nara Preferred Stock to be designated Fixed Rate Cumulative Perpetual Preferred Stock, Series B, having substantially the same rights, preferences, privileges and voting powers as Center Financial Corporation’s Series A Preferred Stock. The common stock purchase warrant issued by Center Financial Corporation to the Treasury Department in connection with Center Financial Corporation’s sale of its Series A preferred stock to the Treasury Department will automatically convert in accordance with its terms upon completion of the merger into a warrant to purchase 337,437 shares of our common stock.

The merger was approved by the stockholders of both companies on September 21, 2011. The consummation of the merger is subject to receipt of required regulatory approvals and certain other closing conditions. On September 30, 2011, we filed a Current Report on Form 8-K with the SEC containing historical financial statements of Center Financial Corporation and unaudited pro forma combined condensed financial data giving effect to the merger as if the merger had taken place as of June 30, 2011. The Form 8-K is incorporated by reference in this prospectus supplement.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we expect to use the net proceeds from the sale of our securities for general corporate purposes. Such uses may include, among others, investments in, or extensions of credit to, our existing or future subsidiaries, the financing of possible business acquisitions and possible repurchases of debt, preferred stock or other securities. The net proceeds from sales of our securities will also increase our capital to support our pending merger with Center Financial Corporation. Subject to regulatory approval, we may use the net proceeds from the sale of our securities, solely or with other funds, to redeem our Fixed Rate Cumulative Perpetual Preferred Stock, Series A and repurchase the ten-year warrant to purchase up to 521,266 shares of our common stock previously sold to the Treasury Department pursuant to TARP Capital Purchase Program, and our Fixed Rate Cumulative Perpetual Preferred Stock, Series B and related warrant to purchase up to 337,437 shares of our common stock that will be issued in the merger with Center Financial Corporation in exchange for the preferred stock and warrant previously issued by Center Financial Corporation to the United States Treasury Department pursuant to the TARP Capital Purchase Program. Until used for any of the foregoing purposes, we may invest the net proceeds in short-term securities, reduce our short-term indebtedness or hold the net proceeds in deposit accounts in our subsidiary bank.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated.

	Six Months Ended June 30, 2011	Year Ended December 31,
		2010		2009		2008	2007	2006
(Dollars in Thousands)
Ratios of earnings to combined fixed charges and preferred stock dividends:
Excluding interest on deposits	2.75x		*		*	1.19x	5.41x	8.50x
Including interest on deposits	1.89x		*		*	1.05x	1.69x	1.89x
Deficiency of earnings available to cover fixed charges:
Excluding interest on deposits	$—	$23,087		$19,826		$—	$—	$—
Including interest on deposits	$—	$23,087		$19,826		$—	$—	$—

*	Our earnings were inadequate to cover total fixed charges and preferred stock dividends, excluding or including interest on deposits.

We computed the ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of our fixed charges and dividends accrued on our outstanding preferred stock and related discount accretion. For purposes of computing this ratio, “earnings” consist of income before provision for income taxes, minority interest and cumulative effect of changes in accounting principles plus fixed charges. “Fixed charges” consist of the sum of interest expense on indebtedness, including amortization of debt issuance costs, and the portion of lease expense which we believe is representative of the interest component of lease expense.

GENERAL DESCRIPTION OF OUR CAPITAL STOCK AND RELATED MATTERS

Our certificate of incorporation provides that the total number of shares of all classes of capital stock which we have authority to issue is 160,000,000, of which 150,000,000 shares are designated as common stock, par value $0.001 per share, and 10,000,000 shares are designated as preferred stock, par value $0.001 per share. The rights of our stockholders are governed by the Delaware General Corporation Law, or DGCL, our certificate of incorporation and our bylaws. For information on how to obtain copies of our certificate of incorporation and bylaws, see “Where You Can Find More Information.”

Our capital stock, both common and preferred, constitutes non-withdrawable capital and is not insured by the Federal Deposit Insurance Corporation. All of the outstanding shares of our common and preferred stock are, and any shares of common or preferred stock issued and sold pursuant to this prospectus will be, fully paid and nonassessable. Further information concerning the rights of holders of our capital stock in their respective capacities as such is set forth below with respect to our outstanding Series A Preferred Stock and under the captions “Description of Common Stock” and “Description of Preferred Stock” herein.

Series A Preferred Stock and Warrant Issued to Treasury Department

Our board of directors has designated 67,000 shares of our preferred stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, all of which shares, together with a ten-year warrant to purchase 1,042,531 shares (which has been subsequently reduced to 521,266 shares) of our common stock, were issued and sold by us to the U.S. Department of the Treasury on November 21, 2008 in connection with the Treasury Department’s TARP Capital Purchase Program established under the Emergency Economic Stabilization Act of 2008. We refer to such preferred stock as the “Series A Preferred Stock” and to such warrant as the “Warrant.” The following paragraphs summarize the terms of the Series A Preferred Stock and the Warrant. This summary is not a complete statement of their respective terms and is qualified in its entirety by reference to the certificate of designations for the Series A Preferred Stock and to the Warrant to Purchase Common Stock of Nara Bancorp, Inc., each dated as of November 21, 2008, which should be read for complete statements of their terms.

Series A Preferred Stock

Dividends. Holders of the Series A Preferred Stock are entitled to receive, if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available therefor, cumulative cash dividends at the rate of 5% per annum on the liquidation preference of $1,000 per share of Series A Preferred Stock from the date of original issuance to, but excluding, February 15, 2014, and at the rate of 9% per annum on such liquidation preference thereafter.

Priority. With respect to the payment of the dividends and of amounts to be paid upon liquidation, the Series A Preferred Stock ranks:

•	Senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

•

Equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, which securities are referred to as parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of the Company.

So long as any shares of Series A Preferred Stock remain outstanding, and unless all accrued and unpaid dividends for all prior dividend periods have been contemporaneously declared and paid in full (or declared and funds have been set aside for their payment in full), no dividend may be paid or declared on our common stock or other junior stock, except for dividends payable solely in our common stock. We and our subsidiaries are also prohibited from purchasing, redeeming or otherwise acquiring for consideration any shares of our common stock or other junior stock unless we have paid all accrued dividends on the Series A Preferred Stock for all prior periods in full, with certain exceptions, including the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock, but in each case only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before November 21, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

If we purchase shares of Series A Preferred Stock from a holder other than the Treasury Department, we must also offer to repurchase a ratable portion of the Series A Preferred Stock then held by the Treasury Department.

On any dividend payment date for which full dividends on the Series A Preferred Stock and any parity stock are not paid, or declared and funds set aside for such payment, all dividends paid or declared for payment on that dividend payment date with respect to the Series A Preferred Stock and any other parity stock must be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends, whether payable in cash, stock or otherwise, as may be determined by our board of directors, or a duly authorized committee of our board of directors, may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A Preferred Stock from time to time out of any funds legally available for such payment. The Series A Preferred Stock will not be entitled to participate in any such dividend.

Redemption. The Series A Preferred Stock may be redeemed, in full or in part, at any time, upon notice to the Treasury Department and subject to the approval of the Federal Reserve Board. The required redemption price will be an amount equal to the per share liquidation amount of the Series A Preferred Stock plus accrued and unpaid dividends up to but excluding the date of redemption. The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of the Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock. Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to the status of authorized but unissued shares of our preferred stock.

Liquidation Rights. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A Preferred Stock would be entitled to receive an amount per share, referred to herein as the total liquidation amount, which is equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock would be entitled to receive the total liquidation amount out of our assets, if any, that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or to any other stock ranking, as to that distribution, junior to the Series A Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of the Series A Preferred Stock and other shares of parity stock will be entitled to be paid pro rata in accordance with the respective total liquidation amounts for those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock and any other shares ranking, as to that distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

Voting Rights. The holders of the Series A Preferred Stock do not have any voting rights, except as indicated below or as otherwise required by law. The holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights (which parity stock is referred to a voting parity stock) voting as a single class, will be entitled to elect two additional members of our board of directors if dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive. In such event, the authorized number of our directors then constituting our board of directors will be increased by two and the holders of the Series A Preferred Stock and any voting parity stock will be entitled to elect such directors at the next annual meeting and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full, provided that the election of any such director will be subject to the qualification that the election would not cause us to violate the corporate governance requirements of the NASDAQ Stock Market (or any other exchange on which our securities may then be listed) that listed companies must have a majority of independent directors.

So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our certificate of incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, will be necessary to effect or validate:

•

Any amendment or alteration of our certificate of incorporation to authorize, create or increase the authorized amount of, or any issuance of any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Company;

•

Any amendment, alteration or repeal of any provision of the certificate of designations for the Series A Preferred Stock that would affect adversely the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

Any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of the Company with another entity, unless the shares of the Series A Preferred Stock remain outstanding following any such transaction or, if the Company is not the surviving entity, are converted into or exchanged for preference securities and, in either such case, such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

Warrant

The Warrant may be exercised at any time on or prior to November 21, 2018. The Warrant was initially exercisable for the purchase of up to 1,042,531 shares of our common stock. Pursuant to the terms of the Warrant, this maximum purchase amount was reduced by 50% to 521,266 shares of our common stock as a result of our offering of 11,500,000 shares of common stock on October 27, 2009. The initial exercise price for the purchase of shares of our common stock pursuant to the Warrant is $9.64 per share. The exercise price may be paid either by the withholding of the number of shares of our common stock issuable upon exercise of the Warrant having an aggregate value equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day in which the Warrant is exercised or, if agreed by us and the warrant holder, by the payment of cash equal to the aggregate exercise price.

The number of shares for which the Warrant may be exercised and the exercise price will be proportionately adjusted in the event we pay dividends or make distributions on our common stock, other than ordinary cash dividends, or subdivide, combine or reclassify outstanding shares of our common stock. Until the earlier of November 21, 2011 and the date the Treasury Department no longer holds the Warrant (and other than in certain permitted transactions described below), if we issue any shares of our common stock, or securities convertible or exercisable into our common stock, for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of our common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	As consideration for or to fund the acquisition of businesses and/or related assets;

•	In connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

•

In connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act of 1933, as amended (the “Securities Act”) or Rule 144A of the SEC thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

•	In connection with the exercise of preemptive rights on terms existing as of November 21, 2008.

If we effect a pro rata repurchase of our common stock, both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted.

In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the warrant holder’s right to receive shares of our common stock upon exercise of the Warrant will be converted into the right to receive on exercise of the Warrant the consideration that would have been payable to the warrant holder with respect to the shares of our common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

Following redemption in whole of the Series A Preferred Stock held by the Treasury Department, or the transfer by the Treasury Department of all of the Series A Preferred Stock to one or more third parties that are not affiliated with it, we have the right to repurchase the Warrant and any securities issued to the Treasury

Department pursuant to the Warrant, in whole or in part, at the fair market value thereof. Such fair market value will be determined through procedures specified in the agreement we entered into in connection with the issuance and sale of the Series A Preferred Stock and the Warrant to the Treasury Department.

Series B Preferred Stock and Warrant Issuable to Treasury Department in Merger

Series B Preferred Stock

Pursuant to our merger agreement with Center Financial Corporation, we will issue 55,000 shares, constituting all of the designated shares of a new series of our preferred stock having substantially the same rights, preferences, privileges and voting powers as Center Financial’s outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A, in exchange for the shares of such stock now held by the United States Treasury Department under its TARP Capital Purchase Program. The new series of preferred stock, which will be designated as our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, will rank senior to our common stock and all other equity securities the terms of which expressly provide that such securities will rank junior to the Series B Preferred Stock and equally with our Series A Preferred Stock and all other equity securities the terms of which do not expressly provide that such securities will rank senior or junior to the Series B Preferred Stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of Nara Bancorp. The terms of the Series B Preferred Stock will provide that holders thereof are entitled to, as and when declared by the board of directors, cumulative cash dividends at a rate per annum equal to 5% per annum on the liquidation preference of $1,000 per share of Series B Preferred Stock until February 14, 2014 and 9% per annum on such liquidation preference after February 14, 2014, payable quarterly in arrears. No dividends will be payable on our common stock or other junior stock unless all of the accrued and unpaid dividends for all past dividend periods, including the latest dividend period, have been paid in full on the Series B Preferred Stock. Further, holders of the Series B Preferred Stock, together with the holders of our Series A Preferred Stock and any other outstanding parity stock with like voting rights, voting as a single class, will have the right to elect two directors if dividends have not been paid as further described in the following paragraph. The Series B Preferred Stock will be redeemable by us, subject to approval by the appropriate federal banking agency, in whole or in part, at a redemption price equal to the sum of the liquidation amount per share and any accrued and unpaid dividends to but excluding the redemption date.

Holders of our Series B Preferred Stock will have no voting rights except in limited circumstances, including (i) with respect to the election of two directors, to fill two director positions that would automatically be added to the then-current board of directors, in the event dividends have not been paid for six or more quarterly dividend periods whether or not consecutive; (ii) any amendment, alteration or repeal of any provision of the certificate of designations for the Series B Preferred Stock or the Nara Bancorp certificate of incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock or to authorize or issue any capital stock of Nara Bancorp that is senior to the Series B Preferred Stock; and (iii) any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock, or a merger or consolidation of Nara Bancorp with another corporation or entity, unless in any of the foregoing cases the Series B Preferred Stock remains outstanding or is exchanged for preferred stock with rights, preferences, privileges and voting powers and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders as compared to immediately prior to such transaction. The vote or consent of the holders of 66 2/3% of the outstanding Series B Preferred Stock, voting as a separate class, would be necessary to effect or validate any of the matters summarized in clauses (ii) and (iii) of the preceding sentence.

Warrant

Our merger agreement with Center Financial Corporation provides that the ten-year warrant to purchase Center Financial common stock which Center Financial issued to the Treasury Department in connection with Center Financial’s sale of its Series A Preferred Stock to the Treasury Department, and which currently covers 432,390 shares of Center Financial common stock, will automatically convert in accordance with its terms upon completion of the merger into a warrant to purchase Nara Bancorp common stock and Nara Bancorp will assume the warrant subject to its terms. The number of shares covered by the warrant and the per share exercise price thereof will be adjusted by application of the merger exchange ratio to the original terms of the warrant. As a result of such adjustment, the warrant will, upon completion of the merger, entitle the holder of the warrant to purchase, in one or more exercises of the warrant, up to 337,437 shares of Nara Bancorp common stock at a price of $12.22 per share, assuming that the merger exchange ratio remains fixed at 0.7804.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law. Our certificate of incorporation and bylaws also provide that, upon compliance with certain requirements, the Company shall indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or serves or served at the request of the Company as a director, officer or employee of any other enterprise. Expenses, including attorneys’ fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company, with certain exceptions, promptly upon receipt by the Company of an undertaking by or on behalf of the person to repay such expenses if it shall ultimately be determined that the person is not entitled to be indemnified by the Company. The bylaws do not limit the power of the Company or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons.

DESCRIPTION OF COMMON STOCK

Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of our common stock. The following summary description of our common stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, as well as the DGCL.

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters requiring stockholder action, including, but not limited to, the election of directors and are not entitled to cumulate their votes for the election of directors.

Dividends. Holders of our common stock may receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends, subject to any restrictions imposed by regulatory authorities and the payment of any preferential amounts to which any class of preferred stock may be entitled. The Company agreed in connection with the issuance of its Series A Preferred Stock to the Treasury Department that it would not pay cash dividends on its common stock at a quarterly rate greater than $0.0275 per share. On March 18, 2009, the Company announced that it has suspended its policy of paying quarterly cash dividends to preserve capital and to provide the Company with increased flexibility to invest in its business. The Company intends to consider reinstating payment of cash dividends on its common stock when economic conditions improve. Our ability to pay dividends at such time will be subject to statutory and regulatory limitations applicable to us or to our subsidiary bank.

We are incorporated in Delaware and are governed by the DGCL. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law or, if there is no such surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Under Delaware law, however, we cannot pay dividends out of net profits if, after we pay the dividend, our capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of our assets.

As a bank holding company, our ability to pay dividends is affected by the ability of our bank subsidiary to pay dividends to us. Our bank subsidiary, Nara Bank, is a California state-chartered bank that is a member bank of the Federal Reserve System and is subject to restrictions under both federal and state laws and regulations which limit its ability to transfer funds to the Company through cash dividends or through intercompany loans or advances. Under federal law and regulations Nara Bank may not, without the approval of the Federal Reserve Board, pay dividends exceeding its net income for its current fiscal year and its two preceding fiscal years, less the sum of dividends paid during such periods and any transfers required by the Federal Reserve Board or required to be made for the retirement of preferred stock. A California state bank may declare a dividend without the approval of the California Department of Financial Institutions, or DFI, as long as the total dividends declared in a calendar year do not exceed the lesser of the bank’s retained earnings or the total of its net income for the three fiscal years preceding the dividend declaration, less any dividends paid during that period. In addition to these statutory and regulatory limitations, as a matter of general bank regulatory policy the Federal Reserve Board discourages the payment of dividends on common stock by bank holding companies and by banks that are members of the Federal Reserve System in amounts exceeding the paying entity’s net income available to common stockholders for the preceding four fiscal quarters or if the paying entity’s prospective rate of earnings retention is not consistent with its capital needs and current and prospective financial condition. Furthermore, our board of directors and the board of directors of Nara Bank have adopted resolutions at the request of the Federal Reserve Board and the DFI that neither we nor Nara Bank will declare or pay any dividends without the prior approval of the Federal Reserve Board and the DFI.

Liquidation Preference. Holders of our common stock are not entitled to a liquidation preference in respect of those shares. Upon liquidation, dissolution or winding up of the Company, the holders of our common stock would be entitled to share ratably in all assets remaining after the payment of all liabilities of the Company and of all preferential amounts to which any preferred stock may be entitled.

Other Matters. The holders of our common stock have no preemptive or other subscription rights. Our common stock is not subject to call or redemption.

Transfer Agent. The transfer agent for our common stock is BNY Shareowner Services.

Restrictions on Ownership of Our Common Stock. The Bank Holding Company Act of 1956 requires any “bank holding company” (as defined in that Act) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of our outstanding common stock. Any corporation or other company that becomes a holder of 25% or more of our outstanding common stock, or 10% or more of our common stock under certain circumstances, would be subject to regulation as a bank holding company under the Bank Holding Company Act. In addition, any person other than a bank holding company may be required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act of 1978. Under the California Financial Code, the approval of the DFI is required for any person to acquire control, directly or indirectly, of a California state bank or its holding company. For this purpose a person is deemed to have acquired control of a bank or holding company if the person, directly or indirectly, has the power to vote 25% or more of the voting power of the bank or holding company or to direct or to cause the direction of the management and policies of the bank or holding company. Further, a person who directly or indirectly owns or controls 10% or more of the outstanding voting stock of a bank or holding company or other company is presumed, subject to final determination by the DFI, to control that bank, holding company or other company.

DESCRIPTION OF PREFERRED STOCK

The following description summarizes the general terms and provisions of the preferred stock that we may offer pursuant to this prospectus. The prospectus supplement for any particular offering of preferred stock will describe the specific terms of the series of preferred stock offered through that prospectus supplement. Those terms may differ from the terms discussed below.

General

Shares of preferred stock may be issued in one or more series from time to time as determined by the board of directors. The board of directors is expressly authorized, without stockholder approval, to fix by resolution the designations, the powers, preferences and rights, and the qualifications, limitations and restrictions, of the shares of each series of preferred stock. The board of directors’ ability to authorize, without stockholder approval, the issuance of preferred stock with conversion and other rights may adversely affect the rights of holders of our common stock or other series of preferred stock that may be outstanding.

Subject to the rights of the holders of any series of preferred stock, the authorized number of shares of any series of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the board of directors.

As described under “Description of Depositary Shares” below, we may elect to offer depositary shares represented by depositary receipts. If we so elect, each depositary share will represent a fractional interest, to be specified in the applicable prospectus supplement, in a share of preferred stock. If we issue depositary shares representing interests in preferred stock, those shares of preferred stock will be deposited with a depositary.

Specific Terms of a Series of Preferred Stock

Any series of preferred stock we issue will be governed by our certificate of incorporation, including the certificate of designations that we will file with the Delaware Secretary of State to establish the rights, preferences, privileges and other terms of that series of preferred stock, and our bylaws. We will file a copy of the form of certificate of designations for each series of preferred stock to be offered hereunder with the SEC and incorporate it by reference as an exhibit to our registration statement at or before the time we issue any preferred stock of that series.

When we issue shares of preferred stock, they will be fully paid and nonassessable. This means you will have paid the full purchase price for your shares of preferred stock and you will not be assessed any additional amount for your stock. Their par value or liquidation preference will not be indicative of the price at which the shares of preferred stock will actually trade after their issue.

The preferred stock will have the dividend, liquidation, redemption, voting, conversion or other rights described in the applicable prospectus supplement. You should read the prospectus supplement relating to the particular series of the preferred stock it offers for a description of the specific terms of such series, including:

•

the title, distinctive serial designation and par or stated value of the series of preferred stock, the total number of shares of such series and, if different, the number of such shares being offered;

•	the initial public offering price at which we will issue the series of preferred stock;

•

the rate or rates at which dividends are payable with respect to the shares of such series, or the method of calculation of such dividends, the dividend periods thereof, any conditions to the payment of dividends thereon, the dates on which dividends will be payable thereon and whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which the dividends will start to cumulate;

•

the amount or amounts which shall be payable out of the assets of the Company to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the Company (which may be referred to as the “liquidation preference” thereof), and the relative rights of priority, if any, of payment of dividends on or the liquidation preference of the shares of such series;

•

the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, and whether such redemption may be at the option of the Company or at the option of the holder or holders thereof or upon the happening of a specified event or events;

•

the obligation, if any, of the Company to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•

whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Company or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Company, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto;

•

whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights, except that our board is not authorized under our certificate of incorporation to provide voting rights greater than one vote per share to any series of preferred stock, other than voting rights in the case of convertible preferred stock entitling a holder thereof to vote shares of such series of preferred stock as if such shares had been converted into common stock;

•	whether we have elected to offer depositary shares as described under “Description of Depositary Shares” below; and

•	any additional rights, preferences, privileges, limitations and restrictions.

Rank. Any series of preferred stock could rank senior, equal or junior to our other capital stock, as may be described in a prospectus supplement, as long as our certificate of incorporation so permits.

Dividends. Holders of each series of preferred stock will be entitled to receive dividends if so specified in the applicable certificate of designations when, as and if declared by our board of directors, from funds legally available for the payment of dividends. The rates and dates of payment of dividends for each series of preferred stock will be stated in the applicable prospectus supplement. Dividends will be payable to holders of record of preferred stock as they appear on our books on the record dates fixed by our board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative, as set forth in the applicable prospectus supplement. For legal and regulatory restrictions on our ability to pay dividends, please see the information under the heading “Description of Common Stock—Dividends”.

Redemption. Subject to receipt of prior approval by the Board of Governors of the Federal Reserve System or other regulatory authority, if required, we may redeem all or part of a series of preferred stock and that series may be subject to mandatory redemption under a sinking fund or otherwise, as described in the applicable prospectus supplement. Redeemed shares of preferred stock will become authorized but unissued shares of preferred stock or preference stock, as the case may be, that we may issue in the future. The terms, if any, on which shares of preferred stock of a series may be redeemed will be discussed in the applicable prospectus supplement.

Conversion or Exchange Rights. The prospectus supplement relating to any series of preferred stock that is convertible, exercisable or exchangeable will state the terms on which shares of that series are convertible into or exercisable or exchangeable for shares of common stock, another series of preferred stock or other securities of the Company.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount described in the applicable prospectus supplement, plus, in the case of a series of preferred stock having cumulative dividends, an amount equal to any accrued and unpaid dividends. These distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including our common stock. If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of that series and the other securities will share in any distribution of our available assets on a ratable basis in proportion to the full liquidation preferences of each security. Unless the applicable prospectus supplement states otherwise, holders of our preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights. The holders of preferred stock of each series will have no voting rights, except:

•	as stated in the certificate of designations establishing the series and described in the applicable prospectus supplement; or

•	as required by applicable law.

If we designate a series of preferred stock as having voting rights, with certain exceptions in the case of voting rights limited to protection of the rights of holders of a series of preferred stock, such preferred stock will be a voting security for purposes of the Bank Holding Company Act. Preferred stock providing holders the right to elect one or more directors in the event dividends are not paid is also treated as such voting stock during the period of any dividend arrearage that results in such voting rights coming into effect. Any holder of more than 25% of a class of our voting securities, or less than 25% if the holder otherwise exercises a “controlling influence” over us, would be subject to regulation as a bank holding company under the Bank Holding Company Act. In addition, an existing bank holding company would need to obtain the Federal Reserve Board’s approval before acquiring 5% or more of any class of our voting securities. Separately, under the Change in Bank Control Act, any “person,” including an individual or a company that is not a bank holding company, may need to obtain the Federal Reserve Board’s approval before acquiring 10% or more of any class of our voting securities, depending on the factual circumstances as determined by the Federal Reserve Board.

No Other Rights. The shares of a series of preferred stock will not have any other preferences, voting powers or relative, participating, optional or special rights except:

•	as discussed in the applicable prospectus supplement;

•	as provided in our certificate of incorporation (including any certificate of designations); and

•	as otherwise required by applicable law.

Transfer Agent. The transfer agent for each series of preferred stock will be named and described in the prospectus supplement for that series.

DESCRIPTION OF DEPOSITARY SHARES

The following description summarizes some of the provisions of the deposit agreement that will govern any depositary shares we may offer, including the depositary shares themselves and the depositary receipts. This information may not be complete in all respects and is qualified entirely by reference to the relevant deposit agreement and depositary receipt with respect to the depositary shares relating to any particular series of preferred stock. We will file the applicable forms of deposit agreement and depositary receipt with the SEC and incorporate them by reference as exhibits to our registration statement at or before the time we issue any depositary shares. The specific terms of any depositary shares we may offer will be described in the applicable prospectus supplement. If so described in the applicable prospectus supplement, the terms of that series of depositary shares may differ from the general description of terms presented below.

General

We may offer fractional interests in shares of our preferred stock, rather than full shares of preferred stock. If we do, we will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of such amount as may be set forth in the applicable prospectus supplement, which we refer to in this section as the depositary. We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying the depositary share. Those rights include any dividend, voting, redemption, conversion or liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement.

Unless we specify otherwise in the applicable prospectus supplement, you will not be entitled to receive the whole shares of preferred stock underlying the depositary shares.

Specific Terms of Depositary Shares

Dividends. The depositary will distribute all cash dividends or other cash distributions in respect of the preferred stock underlying the depositary shares to each record depositary shareholder based on the number of the depositary shares owned by that holder on the relevant record date. The depositary will distribute only that amount which can be distributed without attributing to any depositary shareholders a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record depositary shareholders.

If there is a distribution other than in cash, the depositary will distribute property to the entitled record depositary shareholders, unless the depositary determines that it is not feasible to make that distribution. In that case the depositary may, with our approval, adopt the method it deems equitable and practicable for making that distribution, including any sale of property and distribution of the net proceeds from this sale to the concerned holders.

The deposit agreement will also contain provisions relating to how any subscription or similar rights offered by us to holders of the preferred stock will be made available to the holders of depositary shares.

Conversion or Exchange Rights. If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

Redemption. If the series of the preferred stock underlying the depositary shares is subject to redemption, all or a part of the depositary shares will be redeemed from the redemption proceeds of that series of the preferred stock held by the depositary. The redemption price per depositary share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying preferred stock. Whenever we redeem preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon the redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

Voting Rights. When the depositary receives notice of any meeting at which the holders of the preferred stock may vote, the depositary will mail information about the meeting contained in the notice, and any accompanying proxy materials, to the record holders of the depositary shares relating to the preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to how the preferred stock underlying the holder’s depositary shares should be voted.

Taxation. Owners of depositary shares will be treated for U.S. federal income tax purposes as if they were owners of the preferred stock represented by the depositary shares. If necessary, the applicable prospectus supplement will provide a description of U.S. Federal income tax consequences relating to the purchase and ownership of the depositary shares and the preferred stock represented by the depositary shares.

Amendment and Termination of the Deposit Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depositary at any time. However, certain amendments as specified in the applicable prospectus supplement will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. A deposit agreement may be terminated by us or the depositary only if:

•	all outstanding depositary shares relating to the deposit agreement have been redeemed; or

•

there has been a final distribution on the preferred stock of the relevant series in connection with our liquidation, dissolution or winding up of our business and the distribution has been distributed to the holders of the related depositary shares.

Charges of Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the deposit agreement.

Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to us. We may also remove the depositary at any time. Resignations or removals will take effect when a successor depositary is appointed and it accepts the appointment.

DESCRIPTION OF WARRANTS

The following description of warrants that we may issue does not purport to be complete and is qualified in its entirety by reference to the description of any particular series of warrants that will be contained in an applicable prospectus supplement.

We may offer warrants by means of this prospectus for the purchase of our common stock, preferred stock or depositary shares. We may issue warrants separately or together with any other securities offered by means of this prospectus, and the warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement that will be entered into between us and a warrant agent specified therein. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title and issuer of the warrants;

•	the aggregate number of warrants;

•	the designation, amount and terms of the securities purchasable upon exercise of the warrants;

•	the designation and terms of the other securities with which the warrants are issued and the number of warrants issued with each such security;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which and currency or currencies in which the securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

•	the minimum or maximum amount of warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of material U.S. federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF UNITS

We may issue units comprised of one or more shares of common stock, shares of preferred stock, depositary shares, warrants or rights in any combination. The terms of each unit will be such that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described herein; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

Issuance in Series

We may issue units in such amounts and in as many distinct series as we determine. We may also reopen a previously issued series of units and issue additional units of that series. Most of the financial and other specific terms of a series will be described in the applicable prospectus supplement. Those terms may vary from the terms described herein.

Unit Agreements

We will issue the units under one or more unit agreements to be entered into between us and a bank or other financial institution, as unit agent. We may add, replace or terminate unit agents from time to time. We will identify the unit agreement under which each series of units will be issued and the unit agent under that agreement in the applicable prospectus supplement.

The following provisions will generally apply to all unit agreements, unless otherwise stated in the applicable prospectus supplement.

Enforcement of Rights. The unit agent under a unit agreement will act solely as our agent in connection with the units issued under that agreement. The unit agent will not assume any obligation or relationship of agency or trust for or with any holders of those units or of the securities comprising those units. The unit agent will not be obligated to take any action on behalf of those holders to enforce or protect their rights under the units or the included securities.

Except as indicated in the next paragraph, a holder of a unit may, without the consent of the unit agent or any other holder, enforce its rights as holder under any security included in the unit, in accordance with the terms of that security and the indenture, deposit agreement, warrant agreement, rights agreement or other instrument under which that security is issued. Those terms are described elsewhere in this prospectus under the sections relating to common stock, preferred stock, depositary shares and warrants, as relevant.

Notwithstanding the foregoing, a unit agreement may limit or otherwise affect the ability of a holder of units issued under that agreement to enforce its rights, including any right to bring a legal action, with respect to those units or any securities that are included in those units. Limitations of this kind will be described in the applicable prospectus supplement.

Modification Without Consent of Holders. We and the applicable unit agent may amend any unit or unit agreement without the consent of any holder:

•	to cure any ambiguity;

•	to correct or supplement any defective or inconsistent provision; or

•	to make any other change that we believe is necessary or desirable and will not adversely affect the interests of the affected holders in any material respect.

We will not need any approval to make changes that affect only units to be issued after the changes take effect. We may also make changes that do not adversely affect a particular unit in any material respect, even if they adversely affect other units in a material respect. We will need only to obtain any required approvals from the holders of the affected units. We will not need to obtain the approval of the holder of the unaffected unit.

Modification With Consent of Holders. We may not amend any particular unit or a unit agreement with respect to any particular unit unless we obtain the consent of the holder of that unit, if the amendment would:

•

impair any right of the holder to exercise or enforce any right under a security included in the unit if the terms of that security require the consent of the holder to any changes that would impair the exercise or enforcement of that right; or

•

reduce the percentage of outstanding units or any series or class the consent of whose holders is required to amend that series or class, or the applicable unit agreement with respect to that series or class, as described below.

Any other change to a particular unit agreement and the units issued under that agreement would require the following approval:

•	If the change affects only the units of a particular series issued under that agreement, the change must be approved by the holders of a majority of the outstanding units of that series; or

•

If the change affects the units of more than one series issued under that agreement, it must be approved by the holders of a majority of all outstanding units of all series affected by the change, with the units of all the affected series voting together as one class for this purpose.

These provisions regarding changes with majority approval will also apply to changes affecting any securities issued under a unit agreement, as the governing document.

In each case, the required approval must be given by written consent.

Unit Agreements Will Not Be Qualified Under Trust Indenture Act. No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee, under the Trust Indenture Act. Therefore, holders of units issued under unit agreements will not have the protections of the Trust Indenture Act with respect to their units.

Mergers and Similar Transactions Permitted; No Restrictive Covenants or Events of Default

The unit agreements will not restrict our ability to merge or consolidate with, or sell our assets to, another corporation or other entity or to engage in any other transactions. If at any time we merge or consolidate with, or sell our assets substantially as an entirety to, another corporation or other entity, the successor entity will succeed to and assume our obligations under the unit agreements. We will then be relieved of any further obligation under these agreements.

The unit agreements will not include any restrictions on our ability to put liens on our assets, including our interests in our subsidiaries, nor will they restrict our ability to sell our assets. The unit agreements also will not provide for any events of default or remedies upon the occurrence of any events of default.

Governing Law

The unit agreements and the units will be governed by New York law.

Form, Exchange and Transfer

We will issue each unit in global, book-entry, form only, unless otherwise specified in the applicable prospectus supplement. Units in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the units represented by the global security. Those who own beneficial interests in a unit will do so through participants in the depositary’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. We describe book-entry securities below under “Legal Ownership and Book-Entry Issuance.”

In addition, we will issue each unit in registered form, unless we state otherwise in the applicable prospectus supplement.

Each unit and all securities comprising the unit will be issued in the same form.

If we issue any units in registered, non-global form, the following will apply to them:

•

The units will be issued in the denominations stated in the applicable prospectus supplement. Holders may exchange their units for units of smaller denominations or combined into fewer units of larger denominations, as long as the total amount is not changed.

•

Holders may exchange or transfer their units at the office of the unit agent. Holders may also replace lost, stolen, destroyed or mutilated units at that office. We may appoint another entity to perform these functions or perform them ourselves.

•

Holders will not be required to pay a service charge to transfer or exchange their units, but they may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may also require an indemnity before replacing any units.

•

If we have the right to redeem, accelerate or settle any units before their maturity, and we exercise our right as to less than all those units or other securities, we may block the exchange or transfer of those units during the period beginning 15 days before the day we mail the notice of exercise and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any unit selected for early settlement, except that we will continue to permit transfers and exchanges of the unsettled portion of any unit being partially settled. We may also block the transfer or exchange of any unit in this manner if the unit includes securities that are or may be selected for early settlement.

Only the depositary will be entitled to transfer or exchange a unit in global form, since it will be the sole holder of the unit.

LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE

We may issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable depositary or warrant agent maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, which we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Global securities will be registered in the name of the depositary or its participants. Consequently, for global securities, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not legal holders, of the securities.

Street Name Holders

We may issue securities that are not issued in global form or terminate a global security. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we or any applicable depositary will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we or any such depositary will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not legal holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable depositary or warrant agent or other third party employed by us or any of the foregoing, are owed only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an instrument defining the rights of security holders, to relieve us of the consequences of a breach or of our obligation to comply with a particular provision of such an instrument or for other purposes. In such an event, we would seek approval only from the legal holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the legal holders.

Special Considerations For Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security that represents one or any other number of individual securities held by a depositary. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “—Special Situations When a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and legal holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a legal holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations For Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a legal holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

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An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below.

•

An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above.

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that by law are not permitted to own their securities in book-entry form.

•

An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•

The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable agent have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and any applicable agent also will not supervise the depositary in any way.

•

The depositary may, and we understand that DTC will, require that those who purchase and sell interests in the global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well.

•

Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in the global security, may also have their own policies affecting payments, notices and other matters relating to the securities.

•	There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When A Global Security Will Be Terminated

In a few special situations described below, the global security will terminate, and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

The global security will terminate when the following special situations occur:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable depositary or warrant agent that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The applicable prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable agent, is responsible for deciding the names of the institutions that will be the initial direct holders.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus to one or more underwriters or dealers for resale, through agents, directly to purchasers or through a combination of any such methods of sale. The name of any such underwriter, dealer or agent involved in the offer and sale of the securities, the amounts underwritten and the nature of its obligation to take the securities will be stated in the applicable prospectus supplement. We have reserved the right to sell the securities directly to investors on our own in those jurisdictions in which we would be authorized to do so. The sale of the securities may be effected in transactions (1) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) otherwise than on such exchanges or in the over-the-counter market or (4) through the writing of options.

In addition, we may issue the securities in a subscription rights offering to our existing security holders. In some cases, we or dealers acting with us or on our behalf may also purchase securities and re-offer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

We, our agents and underwriters may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

We may solicit offers to purchase securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase securities from the public on our behalf. If required, the prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering.

We may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we use underwriters to sell securities, we may enter into an underwriting agreement with them at the time of the sale and will name them in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement to the extent required by applicable law. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These activities may stabilize, maintain or otherwise affect the market price of the securities. As a result, these transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be in the open market. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise. These transactions, if commenced, may be discontinued by the underwriters at any time.

The amount of expenses expected to be incurred by us in connection with any issuance of securities will be set forth in the applicable prospectus supplement.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Your prospectus supplement may provide that the original issue date for your securities may be more than three scheduled business days after the trade date for your securities. Accordingly, in such a case, if you wish to trade securities on any date prior to the third business day before the original issue date for your securities, you will be required, by virtue of the fact that your securities initially are expected to settle in more than three scheduled business days after the trade date for your securities, to specify alternative settlement arrangements to prevent a failed settlement.

Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses. In connection with the distribution of the securities offered under this prospectus, we may enter into swap or other hedging transactions with, or arranged by, underwriters or agents or their affiliates. These underwriters or agents or their affiliates may receive compensation, trading gain or other benefits from these transactions.

VALIDITY OF SECURITIES

In connection with particular offerings of the securities in the future, and unless otherwise specified in a prospectus supplement, the validity of those securities will be passed upon for the Company by Helen Y. Kim, its First Vice President and Associate Corporate Counsel, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Nara Bancorp, Inc. incorporated into this prospectus by reference to Nara Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statement of financial condition of Center Financial Corporation and subsidiaries as of December 31, 2010 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the year then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Center Financial Corporation as of December 31, 2009 incorporated by reference in this prospectus by reference to Nara Bancorp’s Current Report on Form 8-K dated September 30, 2011, have been so incorporated in reliance upon the report of Grant Thornton LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

7,586,500 Shares

Common Stock

PROSPECTUS SUPPLEMENT

October 25, 2011

Keefe, Bruyette & Woods

D.A. Davidson & Co.